   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 20, 1996

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------

                       COMPLETE BUSINESS SOLUTIONS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

             MICHIGAN                                  7371                            38-2606945
   (State or Other Jurisdiction            (Primary Standard Industrial             (I.R.S. Employer
of Incorporation or Organization)          Classification Code Number)            Identification No.)



                          32605 WEST TWELVE MILE ROAD
                                   SUITE 250
                        FARMINGTON HILLS, MICHIGAN 48334
                                 (810) 488-2088
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                        Registrant's Executive Offices)
                         ------------------------------

                             RAJENDRA B. VATTIKUTI
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       COMPLETE BUSINESS SOLUTIONS, INC.
                          32605 WEST TWELVE MILE ROAD
                                   SUITE 250
                        FARMINGTON HILLS, MICHIGAN 48334
                                 (810) 488-2088
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                         ------------------------------

                                With Copies to:

    DANIEL I. DE WOLF, ESQ.                      DOUGLAS R. NEWKIRK, ESQ.
     WILLIE E. DENNIS, ESQ.                      J. TODD ARKEBAUER, ESQ.
  Camhy Karlinsky & Stein LLP                    Sachnoff & Weaver, Ltd.
         1740 Broadway                       30 South Wacker Drive, 29th Floor
    New York, New York 10019                     Chicago, Illinois 60606
         (212) 977-6600                               (312) 207-1000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                                                      PROPOSED
                                                     AMOUNT           MAXIMUM        PROPOSED MAXIMUM      AMOUNT OF
            TITLE OF EACH CLASS OF                    TO BE        OFFERING PRICE        AGGREGATE        REGISTRATION
          SECURITIES TO BE REGISTERED             REGISTERED(1)      PER SHARE       OFFERING PRICE(2)        FEE
----------------------------------------------------------------------------------------------------------------------
Common Stock, no par value.....................                        $                $63,825,000         $ 19,341
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

(1) Includes    shares which are subject to an over-allotment option granted to the Underwriters.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED DECEMBER 20, 1996

PROSPECTUS

               , 1997

                                              SHARES

                                 [CBSI LOGO]
                                 COMMON STOCK

     Of the           shares of Common Stock offered hereby,           shares
are being sold by Complete Business Solutions, Inc. ("CBSI" or the "Company")
and           shares are being sold by the Selling Shareholders. See "Principal and Selling Shareholders." The Company will not receive any part of the proceeds from the sale of shares by the Selling Shareholders.

     Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering
price will be between $          and $          per share. See "Underwriting"
for information relating to the factors to be considered in determining the initial public offering price.

     Application has been made for the Common Stock to be approved for quotation on the Nasdaq National Market under the symbol "CBSL."
                         ------------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                         ------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
       ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


------------------------------------------------------------------------------------------------
                              PRICE          UNDERWRITING        PROCEEDS        PROCEEDS TO
                              TO THE        DISCOUNTS AND         TO THE         THE SELLING
                              PUBLIC        COMMISSIONS(1)      COMPANY(2)       SHAREHOLDERS
------------------------------------------------------------------------------------------------
Per Share...............         $                $                 $                 $
Total(3)................         $                $                 $                 $
------------------------------------------------------------------------------------------------


(1)  See "Underwriting" for indemnification arrangements with the Underwriters.
(2) Before deducting expenses, estimated at $750,000, which will be paid by the Company.
(3)  The Selling Shareholders have granted to the Underwriters a 30-day option
     to purchase up to           additional shares of Common Stock at the Price
     to the Public, less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions, Proceeds to
     the Company and Proceeds to the Selling Shareholders will be $       ,
     $       , $       and $       , respectively. The Company will not receive
     any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders pursuant to the Underwriters' over-allotment, if exercised. See "Principal and Selling Shareholders" and "Underwriting."

     The shares of Common Stock are being offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the share certificates will be made in New
York, New York, on or about                , 1997.

DONALDSON, LUFKIN & JENRETTE                                 FERRIS, BAKER WATTS
          SECURITIES CORPORATION                           INCORPORATED

                                   [GRAPHICS]

     This Prospectus contains certain forward-looking statements that involve substantial risks and uncertainties. When used in this Prospectus, the words "anticipate," "believe," "estimate," "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include those discussed in "Risk Factors."
                         ------------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                         ------------------------------

     APECS(R) is a registered trademark of the Company. COSMO(SM) and The Time Machine 2000(SM) are service marks of the Company. All trademarks, service marks and trade names referred to in this Prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and the Consolidated Financial Statements and related Notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all information contained in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. All share and per share data in this Prospectus have been adjusted to give retroactive effect to: (i) the conversion by JF Electra (Mauritius) Limited ("JF Electra") of its shares of stock in CBS Complete Business Solutions
(Mauritius) Limited ("CBS Mauritius") into        shares of common stock of the
Company, no par value (the "Common Stock"); and (ii) a 1 for        reverse
stock split to be completed prior to the date of this Prospectus. Unless otherwise indicated, the terms "Company" and "CBSI" refer collectively to Complete Business Solutions, Inc. and its subsidiaries.

                                  THE COMPANY

     CBSI is a worldwide provider of information technology ("IT") services to large and mid-size organizations. The Company offers its clients a broad range of IT services, from advising clients on strategic technology plans to developing and implementing appropriate IT solutions. CBSI offers custom-tailored solutions based on an assessment of each client's needs. The Company's services include: (i) large systems applications development and maintenance; (ii) reengineering legacy applications to client/server technology;
(iii) client/server applications development; (iv) Year 2000 conversion services; (v) IT consulting services; (vi) packaged software implementation; and
(vii) contract programming services.

     CBSI provides services in a wide variety of computing environments and uses leading technologies, including client/server architectures, object-oriented programming languages and tools, distributed database management systems and the latest network and communications technologies. The Company believes that the breadth of its service offerings fosters long-term client relationships, affords cross-selling opportunities, minimizes dependence on any single technology or client and enables the Company to serve as a single source provider for its clients' IT applications solutions. This single or preferred provider approach is consistent with CBSI's full life-cycle, client-oriented approach to IT solutions.

     CBSI provides IT services to clients in a diverse range of industries. Its clients include American President Lines, Chrysler Corporation, Ford Motor Company, IBM, ISSC/Foremost Insurance, the State of Indiana, the State of Nevada, S.W.I.F.T., Spartan Stores and UNUM Ltd. During 1996, the Company provided services to over 220 clients in the U.S., Europe and Asia. The Company's strategy is to maximize its client retention rate and secure additional engagements by providing both quality services and client responsiveness. For each of the years 1994 and 1995 and for the nine month period ended September 30, 1996, existing clients from the previous fiscal year generated at least 80% of the Company's revenues. These recurring revenues have contributed significantly to the Company's 30% compound annual revenue growth rate over the past five years.

     Since 1992, CBSI has developed an extensive offshore infrastructure in India, including two modern software development centers in Bangalore and Madras and a training center in Hyderabad. The Company believes this established offshore infrastructure is one of the largest in the industry and differentiates it from those competitors who either have no offshore capability or depend on subcontractor relationships to offer such services. With its offsite and offshore development options, the Company can quickly provide clients with IT solutions on a cost-effective basis.

     The Company's goal is to become the preferred provider of IT services to an expanding base of clients. The Company's strategy to achieve this goal is to:
(i) cross-sell services to existing clients; (ii) increase and build upon Year 2000 engagements; (iii) capitalize on significant investments in infrastructure and capabilities; (iv) develop new and expand recently added service offerings such as Enterprise Resource Planning software package installation, Internet/intranet applications and Electronic Data Interchange applications; (v) increase its international presence; and (vi) pursue targeted acquisitions.

                                  THE OFFERING

Common Stock offered by the Company.................   shares
Common Stock offered by the Selling Shareholders....   shares
Common Stock to be outstanding after the offering...   shares(1)
Use of proceeds.....................................   Repayment of existing debt; payment of
                                                       undistributed S corporation earnings;
                                                       expansion of existing operations,
                                                       including the Company's offshore
                                                       software development operations,
                                                       development of new service lines and
                                                       possible acquisitions of related
                                                       businesses; and general corporate
                                                       purposes, including working capital.
Proposed Nasdaq National Market symbol..............   CBSL

-------------------------
(1) Excludes: (i) options outstanding on the date hereof to purchase
    shares at an average exercise price of $        per share; and (ii)
    additional shares reserved for issuance upon exercise of options that may be granted in the future under the Company's 1996 Stock Option Plan. See "Management -- Employee Benefit Plans."

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                              NINE MONTHS ENDED
                                                 YEARS ENDED DECEMBER 31,                       SEPTEMBER 30,
                                    ---------------------------------------------------    ------------------------
                                     1991       1992       1993       1994       1995        1995          1996
HISTORICAL STATEMENT OF INCOME
  DATA:
  Revenues.......................   $23,241    $32,382    $43,795    $56,358    $67,399     $50,496       $61,499
  Gross profit...................     5,236      7,159     10,290     13,522     13,790      10,623        14,960
  Income from operations.........       597      1,409      1,936      2,635      1,966       1,545         3,874
  Interest expense...............        90        184        196        345        692         537           446
  Provision for income taxes.....        --         --         --         --         --          --           127
  Minority interest..............        --         36        127        176        252         120           180
  Net income.....................   $   507    $ 1,189    $ 1,613    $ 2,114    $ 1,022     $   888       $ 3,121
PRO FORMA STATEMENT OF INCOME DATA:
  Revenues..................................................................    $67,399     $50,496       $61,499
  Gross profit..............................................................     13,790      10,623        14,960
  Income from operations(1).................................................      1,796       1,417         3,746
  Interest income(2)........................................................         32          24            27
  Provision for income taxes(3).............................................        368         291         1,444
  Net income(4).............................................................    $ 1,460     $ 1,150       $ 2,329
  Net income per common share...............................................    $           $             $
  Weighted average shares outstanding(5)....................................

                                                                                           AS OF SEPTEMBER 30, 1996
                                                                                           ------------------------
                                                                                                            AS
                                                                                            ACTUAL      ADJUSTED(6)
BALANCE SHEET DATA:
  Cash and cash equivalents............................................................     $ 3,461       $
  Working capital......................................................................       9,646
  Total assets.........................................................................      31,938
  Revolving credit facility and long-term debt.........................................       7,016
  Minority interest....................................................................       1,524
  Total shareholders' equity...........................................................      13,365

------------------------------
    (1) Reflects the amortization of goodwill over a period of 25 years as a result of the Company's purchase of the 28% minority interest in CBS Mauritius.

    (2) Reflects the elimination of interest expense to give effect to the repayment of the Company's revolving credit facility and long-term debt. See "Use of Proceeds."

    (3) Reflects provision for Federal and state income taxes at the effective income tax rate as if the Company had been taxed as a C corporation and no foreign tax holidays had been granted during the periods presented. The effective tax rate was 20.2%, 20.2% and 38.3% for the year ended December 31, 1995 and the nine months ended September 30, 1995 and 1996, respectively.

    (4) Reflects the elimination of minority interest due to the issuance of shares of Common Stock in exchange for the minority interest in CBS Mauritius.

    (5) Reflects pro forma weighted average shares of Common Stock, plus the portion of the Common Stock offered hereby needed to generate proceeds sufficient to repay the Company's revolving credit facility and long-term debt at the end of each period. See "Use of Proceeds" and "Capitalization."

    (6) Adjusted to give effect to: (i) the recording of a $2.2 million deferred tax liability upon termination of the Company's S corporation status;
        (ii) the issuance of          shares of Common Stock in connection with
        the conversion of JF Electra's minority interest in CBS Mauritius, including the elimination of the minority interest; (iii) the exercise of certain stock options in exchange for promissory notes; and (iv) the
        sale of          shares of Common Stock by the Company (at an assumed
        initial public offering price of $         per share) and the
        application of the estimated net proceeds therefrom as described in "Use of Proceeds." See "Certain Transactions."

                                  RISK FACTORS

RECRUITMENT AND RETENTION OF IT PROFESSIONALS

     The Company's business involves delivering IT services and is labor-intensive. The Company's success depends upon its ability to attract, develop, motivate and retain highly-skilled IT professionals and project managers, who possess the technical skills and experience necessary to deliver the Company's services. Qualified IT professionals are in great demand worldwide and are likely to remain a limited resource for the foreseeable future. There can be no assurance that qualified IT professionals will continue to be available to the Company in sufficient numbers, or that the Company will be successful in retaining current or future employees. Failure to attract or retain qualified IT professionals in sufficient numbers could have a material adverse effect on the Company's business, operating results and financial condition. Historically, the Company has accomplished a significant portion of its recruiting outside of the countries where the client work was performed. Accordingly, any perception among the Company's IT professionals, whether or not well founded, that the Company's ability to assist them in obtaining H-1B temporary work permits and permanent residency status has diminished could lead to significant employee attrition which could result in the Company incurring increased costs for IT professionals. See "Business -- Human Resources," "Business -- Competition" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

GOVERNMENT REGULATION OF IMMIGRATION

     The Company recruits its IT professionals on a global basis to create a workforce that it can deploy wherever required and, therefore, must comply with the immigration laws in the countries in which it operates, particularly the United States. As of September 30, 1996, approximately 45% of CBSI's worldwide workforce was working under H-1B temporary work permits in the United States. There is a limit on the number of new H-1B permits that may be approved in a fiscal year. In years in which this limit is reached, the Company may be unable to obtain enough H-1B permits to meet its requirements. If the Company were unable to obtain H-1B permits for its employees in sufficient quantities or at a sufficient rate, the Company's business, operating results and financial condition could be materially and adversely affected. Furthermore, Congress and administrative agencies with jurisdiction over immigration matters have periodically expressed concerns over the levels of legal and illegal immigration into the U.S. These concerns have often resulted in proposed legislation, rules and regulations aimed at reducing the number of work permits that may be issued. Any changes in such laws and regulations making it more difficult to hire foreign nationals or limiting the ability of the Company to retain foreign employees, could require the Company to incur additional unexpected labor costs and other expenses. Any such restrictions or limitations on the Company's hiring practices could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Human Resources."

INCREASING SIGNIFICANCE AND RISKS OF NON-U.S. OPERATIONS

     The Company's international consulting and offshore software development operations are important elements of its growth strategy. The Company opened offices in the United Kingdom in 1990, in Madras, India in 1992, in Bangalore, India in 1995 and in Hyderabad, India in 1996. The international operations of the Company accounted for 2.9%, 4.7%, 6.8% and 6.8% of the Company's total revenues in fiscal years 1993, 1994 and 1995 and the nine month period ended September 30, 1996, respectively. These operations depend greatly upon business and technology transfer laws in those countries, and upon the continued development of technology infrastructure. There can be no assurance that the Company's international operations will continue to be profitable or support the Company's growth strategy. The risks inherent in the Company's international business activities include unexpected changes in regulatory environments, foreign currency fluctuations, tariffs and other trade barriers, difficulties in managing international operations and potential foreign tax consequences, including repatriation of earnings and the burden of complying with a wide variety of foreign laws and regulations. The Company's failure to manage growth, attract and retain personnel, manage major development efforts, or profitably deliver services or a significant interruption in the Company's ability to transmit data via satellite, could have a material adverse impact on the Company's ability to maintain and develop successfully its international operations and could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- CBSI Growth Strategies."

     The Company's international operations are subject to a number of special risks, including currency exchange rate fluctuations, trade barriers, exchange controls, political risks and risk of increases in duties, taxes and governmental royalties, as well as changes in laws and policies governing operations of foreign-based companies.

VARIABILITY OF QUARTERLY OPERATING RESULTS

     The Company's revenues and operating results are subject to significant variation from quarter to quarter depending on a number of factors, including the timing and number of client projects commenced and completed during the quarter, the number of working days in a quarter, employee hiring, attrition and utilization rates and progress on fixed-price projects during the quarter. Because a high percentage of the Company's expenses, in particular personnel and facilities costs, are relatively fixed, a variation in revenues may cause significant variations in operating results. Additionally, the Company periodically incurs cost increases due to both the hiring of new employees and strategic investments in its infrastructure in anticipation of future opportunities for revenue growth. No assurances can be given that quarterly results will not fluctuate, causing a material adverse effect on the Company's financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results."

EXPOSURE TO REGULATORY AND GENERAL ECONOMIC CONDITIONS IN INDIA

     A significant element of the Company's business strategy is to continue to develop its offshore software development centers in Bangalore and Madras, India. As of September 30, 1996, the Company had approximately 26% of its workforce in India. The Indian government exerts significant influence over its economy. In the recent past, the Indian government has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in certain sectors of the economy, including the technology industry. Certain of these benefits that directly affect the Company include, among others, tax holidays, liberalized import and export duties and preferential rules on foreign investment and repatriation. Changes in the business or regulatory climate of India could have a material adverse effect on the Company's business, operating results and financial condition.

     Although wage costs in India are significantly lower than in the U.S. and elsewhere for comparably skilled IT professionals, wages in India are increasing at a faster rate than in the U.S. In the past, India has experienced significant inflation and shortages of foreign exchange, and has been subject to civil unrest and acts of terrorism. Changes in inflation, interest rates, taxation or other social, political, economic or diplomatic developments affecting India in the future could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- The CBSI Solution."

FIXED-PRICE PROJECTS

     The Company undertakes certain projects on a fixed-price basis, as distinguished from billing on a time-and-materials basis. Significant cost overruns on fixed-price projects could have a material adverse effect on the Company's business, operating results and financial condition. These risks may be heightened if the Company acts as a subcontractor on a fixed-price project because of its limited ability to control project variables and to negotiate directly with the ultimate client. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

COMPETITION

     The IT services industry is highly competitive and served by numerous national, regional and local firms, all of which are either existing or potential competitors of the Company. Primary competitors include participants within a variety of market segments, including "Big Six" accounting firms, implementation firms, software applications firms, service groups of computer equipment companies, general management consulting firms, programming companies and temporary staffing firms. Many of these competitors have substantially greater financial, technical and marketing resources and greater name recognition than the Company. In addition, there are relatively few barriers to entry into the Company's markets and the Company has faced, and expects to continue to face, additional competition from new entrants into its markets. Moreover, there is a risk that clients may elect to increase their internal IT resources to satisfy their applications solutions needs. Further, the IT services industry is undergoing consolidation which may result in increasing pressure on margins. These factors may limit the Company's ability to increase prices commensurate with increases in compensation. There can be no assurance that the Company will compete successfully with existing or new competitors. See "Business -- Competition."

CONCENTRATION OF REVENUES; RISK OF TERMINATION

     The Company's ten largest clients accounted for approximately 59% and 48% of revenues in fiscal year 1995 and the nine months ended September 30, 1996, respectively. International Business Machines and its affiliates accounted for approximately 19% and 12% of the Company's revenues in fiscal year 1995 and the nine months ended September 30, 1996, respectively. Revenues from this client are generated by multiple projects for various end users. Most of the Company's projects are terminable by the client without penalty. An unanticipated termination of a major project could result in the loss of revenues and could require the Company to maintain or terminate a number of unassigned IT professionals. The loss of any significant client or project could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Clients."

MANAGEMENT OF GROWTH; CHANGING NATURE OF BUSINESS

     The Company has experienced rapid growth that has placed significant demands on the Company's managerial, administrative and operational resources. Revenues have grown from $32.4 million in 1992 to $67.4 million in 1995, and the number of employees has grown from 368 as of December 31, 1992 to 1,465 as of November 30, 1996. The Company's continued growth depends on its ability to add managers, to increase its international operations, to add service lines and to expand further its offshore facilities. None of the Company's senior management has managed a public company. Effective management of growth initiatives will require the Company to continue to improve its operational, financial and other management processes and systems. Failure to manage growth effectively could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- CBSI Growth Strategies."

RAPID TECHNOLOGICAL CHANGE; DEPENDENCE ON NEW SOLUTIONS

     The IT industry is characterized by rapid technological change, evolving industry standards, changing client preferences and new product introductions. The Company's success will depend in part on its ability to develop IT solutions that keep pace with changes in the IT industry. There can be no assurance that the Company will be successful in addressing these developments on a timely basis or that, if these developments are addressed, the Company will be successful in the marketplace. In addition, there can be no assurance that products or technologies developed by others will not render the Company's services noncompetitive or obsolete. The Company's failure to address these developments could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- The IT Services Industry."

DEPENDENCE ON PRINCIPALS

     The success of the Company is highly dependent on the efforts and abilities of Rajendra B. Vattikuti and Timothy S. Manney, the Company's Chief Executive Officer and President, and Executive Vice President of Finance and Administration, respectively. Although Messrs. Vattikuti and Manney have entered into employment agreements containing noncompetition covenants that extend for a period of one year following termination of employment and nondisclosure covenants, such agreements do not guarantee that Messrs. Vattikuti and Manney will continue their employment with the Company nor that such covenants will be enforceable. The loss of the services of either of these key executives for any reason could have a material adverse effect on the Company's business, operating results and financial condition. The Company maintains key man life insurance on Mr. Vattikuti in the amount of $2,000,000. In the event of Mr. Vattikuti's death, that sum would be paid to the Company to offset the financial effect of his death. No assurance can be given, however, that such amount of insurance would be adequate for that purpose. See "Management -- Executive Officers and Directors."

RISKS RELATED TO POSSIBLE ACQUISITIONS

     The Company may expand its operations through the acquisition of additional businesses. There can be no assurance that the Company will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses into the Company without substantial expenses, delays or other operational or financial problems. Further, acquisitions may involve a number of special risks, including diversion of management's attention, failure to retain key acquired personnel, unanticipated events or circumstances, legal liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the Company's business, operating results and financial condition. Client satisfaction or performance problems within an acquired firm could have a material adverse impact on the reputation of the Company as a whole. In addition, there can be no assurance that acquired businesses, if any, will achieve anticipated revenues and earnings. The failure of the Company to manage its acquisition strategy successfully could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- CBSI Growth Strategies."

INTELLECTUAL PROPERTY RIGHTS

     The Company's success depends in part upon certain methodologies it utilizes in designing, developing and implementing applications systems and other proprietary intellectual property rights. The Company relies upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright and trademark laws to protect its proprietary rights and the proprietary rights of third parties from whom the Company licenses intellectual property. The Company enters into confidentiality agreements with its employees and limits distribution of proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of proprietary information or that the Company will be able to detect unauthorized use of and take appropriate steps to enforce its intellectual property rights. Although the Company does not believe that its products infringe on the rights of third parties, there can be no assurance that third parties will not assert infringement claims against the Company in the future, or that such assertions will not result in costly litigation or require the Company to obtain a license for the intellectual property rights of third parties. There can be no assurance that such licenses will be available on reasonable terms or at all. See "Business -- Intellectual Property Rights."

NO PRIOR MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to this offering, there has been no public market for the Common Stock of the Company. The initial public offering price per share of the Common Stock will be determined by negotiations among management of the Company, the Selling Shareholders and the Underwriters. There can be no assurance that an active public market in the Common Stock will develop or be sustained. The Nasdaq National Market has from time to time experienced extreme price and volume fluctuations that have often been unrelated to the operating performance of particular companies. In addition, factors such as announcements of technological innovations, new products or services or new client engagements by the Company or its competitors or third parties, as well as market conditions in the IT industry, may have a significant impact on the market price of the Common Stock. See "Underwriting."

CONTROL BY PRINCIPAL SHAREHOLDER

     Upon completion of this offering, Mr. Vattikuti will beneficially own
approximately      % of the outstanding shares of Common Stock. As a result, Mr.
Vattikuti will be able to elect the entire Board of

Directors, and will retain the voting power to control all matters requiring shareholder approval, including approval of significant corporate transactions. Such a concentration of ownership may have the effect of delaying or preventing a change in control of the Company, and may also impede or preclude transactions in which shareholders might otherwise receive a premium for their shares over then current market prices. See "The Company," "Management -- Executive Officers and Directors" and "Principal and Selling Shareholders."

LIMITATIONS ON DIRECTORS' LIABILITIES

     The Company's Restated Articles of Incorporation provide that, to the full extent permitted by law, a director of the Company will not be personally liable to the Company or its shareholders for damages for breach of fiduciary duty as a director. This provision would ordinarily eliminate the liability of directors for monetary damages to the Company and its shareholders even in instances in which the directors had been negligent or grossly negligent. Under the Michigan Business Corporation Act ("MBCA"), a director's liability may not be limited:
(i) for any breach of the director's duty of loyalty to the Company or its shareholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for a violation of
Section 551(1) of the MBCA; (iv) for any transaction from which the director derived any improper personal benefit; or (v) for any act or omission occurring prior to the date when the provision becomes effective.

ANTI-TAKEOVER PROVISIONS

     The Company's Restated Articles of Incorporation (the "Articles") and Bylaws and the MBCA include provisions that may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt that shareholders might consider in their best interests. Directors of the Company are divided into three classes and are elected to serve staggered three-year terms. The Articles provide for 1,000,000 authorized shares of Preferred Stock, the rights, preferences, qualifications, limitations and restrictions of which may be fixed by the Board of Directors without any vote or action by the shareholders, which could have the effect of diluting the Common Stock or reducing working capital that would otherwise be available to the Company. Chapter 7A of the MBCA provides, with certain exceptions, that business combinations between a Michigan corporation and an "interested shareholder" generally require the approval of 90% of the votes of each class of stock entitled to be cast by the shareholders of the corporation, and not less than 2/3 of the votes of each class of stock entitled to be cast by the shareholders of the corporation other than voting shares owned by such interested shareholder. An "interested shareholder" is a person directly or indirectly owning 10% or more of a corporation's outstanding voting power, or an affiliate of a corporation who at any time within two years prior to the date in question directly or indirectly owned 10% or more of such voting power. These provisions may have the effect of delaying or preventing a change in control of the Company without action by the shareholders, may discourage bids for the Common Stock at a premium over the market price and may deter efforts to obtain control of the Company.

SHARES ELIGIBLE FOR FUTURE SALE

     Immediately after completion of this offering, the Company will have
       shares of Common Stock outstanding, of which the        shares sold
pursuant to this offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except those shares acquired by affiliates of the Company. The remaining shares will be "restricted securities" within the meaning of Rule 144 under the Securities Act. The Company and all of its current shareholders have agreed not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any Common Stock, or any securities convertible into or exchangeable or exercisable for Common Stock, until 180 days after the date of this Prospectus, without the prior consent of Donaldson, Lufkin & Jenrette Securities Corporation, on behalf of the Underwriters. Following the 180 day
period,      of the restricted securities will become immediately eligible for sale, subject to the manner of sale, volume, notice and information requirements
of Rule 144, and      shares will become eligible for sale on
                     , subject to the manner of sale, volume, notice and information requirements of Rule 144. Sales of substantial amounts of such shares in the public market or the availability of such shares for future sale could adversely affect the market price of the shares of Common Stock and the Company's ability to raise additional capital at a price favorable to the Company. See "Shares Eligible for Future Sale" and "Underwriting."

BENEFITS OF OFFERING TO SELLING SHAREHOLDERS

     The Selling Shareholders will receive proceeds from this offering and certain other material benefits in connection with this offering including dedication of a portion of the proceeds to the payment of certain Federal taxes resulting from the Company's conversion from an S corporation to a C corporation and payment of undistributed S corporation earnings. This offering will establish a public market for the Common Stock and provide significantly increased liquidity to the Selling Shareholders for the shares of Common Stock they will own after this offering. See "Use of Proceeds," "Dilution" and "Principal and Selling Shareholders."

IMMEDIATE AND SUBSTANTIAL DILUTION

     The initial public offering price per share of Common Stock is substantially higher than the net tangible book value per share of the Common
Stock. At an assumed initial public offering price of $       per share,
purchasers of shares of Common Stock in this offering will experience immediate
and substantial dilution of $       in the pro forma net tangible book value per
share of Common Stock. See "Dilution."

POTENTIAL LIABILITY TO CLIENTS

     Many of the Company's engagements involve projects that are critical to the operations of its clients' businesses and provide benefits that may be difficult to quantify. The Company's failure or inability to meet a client's expectations in the execution of its services could result in a material adverse change to the client's operations and, therefore, could give rise to claims against the Company or damage the Company's reputation, adversely affecting its business, operating results and financial condition.

SIGNIFICANT UNALLOCATED NET PROCEEDS

     A substantial portion of the anticipated net proceeds of this offering has not been designated for specific uses. Therefore, the Board of Directors will have broad discretion with respect to the use of the net proceeds of this offering. See "Use of Proceeds."

ABSENCE OF DIVIDENDS

     The Company does not anticipate paying any dividends on its Common Stock in the foreseeable future. See "Dividend Policy."

                                  THE COMPANY

     Complete Business Solutions, Inc. was incorporated under the laws of the State of Michigan in 1985. Immediately prior to the effective date of this offering, upon the conversion by JF Electra of its shares in CBS Mauritius into Common Stock, the Company will become the sole shareholder of CBS Mauritius, which in turn owns all of the issued and outstanding shares of Complete Business Solutions (India) Private Limited ("CBS India"), a corporation organized under the laws of India. CBS India provides offshore software development services and recruiting and training services for CBSI in India.

     The Company maintains its principal executive offices at 32605 West Twelve Mile Road, Suite 250, Farmington Hills, Michigan 48334. The Company's web site is www.cbsinc.com. The Company's web site is not part of this Prospectus. The Company's telephone number is (810) 488-2088.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of Common Stock offered by the Company (after deduction of estimated underwriting discounts and commissions and offering expenses payable by the Company) are estimated to be
approximately $       million, assuming an initial public offering price of
$       per share. The Company expects to use the net proceeds from this offering for: (i) repayment in full to NBD Bank (the "Bank") of existing debt, bearing interest at floating rates based on such Bank's prime rate or a Eurodollar rate, the majority of which matures on demand, estimated to be $7.0 million; (ii) payment of undistributed S corporation earnings, estimated to be $6.9 million; (iii) expansion of existing operations, including the Company's offshore software development operations, development of new service lines and possible acquisitions of related businesses; and (iv) general corporate purposes, including working capital. The Company has no present commitments or agreements and is not currently conducting negotiations with respect to any acquisitions. Pending their application as described above, such proceeds will be invested in short-term, investment grade, interest-bearing securities. See "S Corporation Distribution," "Business -- CBSI Growth Strategies" and Notes 6 and 7 of Notes to Consolidated Financial Statements. The principal purposes of this offering are to obtain additional working capital, create a public market for the Common Stock, provide liquidity to the Company's shareholders and facilitate future access by the Company to public equity markets.

     The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders."

                           S CORPORATION DISTRIBUTION

     Since February 1, 1988, the Company has been a corporation subject to income taxation under Subchapter S of the Internal Revenue Code of 1986, as amended. As a result, substantially all of the Company's net income has been attributed, for income tax purposes, directly to the Company's shareholders rather than to the Company. The Company's S corporation status will terminate in connection with this offering and thereupon the Company will make a final distribution (the "Distribution") to its existing shareholders in an aggregate amount representing substantially all of the S corporation's undistributed earnings taxed or taxable to its shareholders through the closing of this offering. The Distribution is estimated to be approximately $6.9 million. Purchasers of Common Stock in this offering will not receive any portion of the Distribution.

     Following termination of its S corporation status, the Company will be subject to corporate income taxation on an accrual basis under Subchapter C of the Internal Revenue Code of 1986, as amended. In connection with the termination of its S corporation status, the Company estimates that it will record, in the period in which this offering occurs, a deferred tax liability and a corresponding income tax expense of approximately $2.2 million. The majority of this deferred tax liability will be paid over four taxable years. The deferred tax liability will be recorded in accordance with Statement of Financial Accounting Standards No. 109. See Note 1 of Notes to Consolidated Financial Statements.

                                DIVIDEND POLICY

     The Company intends to retain all of its future earnings to fund growth and the operation of its business and therefore does not anticipate paying any cash dividends in the foreseeable future. Future cash dividends, if any, will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as the Board of Directors may deem relevant.

                                 CAPITALIZATION

     The following table sets forth the short-term debt and capitalization of the Company as of September 30, 1996, and as adjusted to give effect to: (i) the recording of a $2.2 million deferred tax liability upon termination of the Company's S corporation status (see "S Corporation Distribution"); (ii) the
issuance of        shares of Common Stock in connection with the conversion of
JF Electra's minority interest in CBS Mauritius, including the elimination of the minority interest; (iii) the exercise of certain stock options in exchange
for promissory notes; and (iv) the sale of        shares of Common Stock by the
Company (at an assumed initial public offering price of $          per share)
and the application of the estimated net proceeds therefrom as described in "Use of Proceeds." The following table should be read in conjunction with the Consolidated Financial Statements and related Notes thereto included elsewhere in this Prospectus:

                                                                         ACTUAL       AS ADJUSTED
                                                                              (IN THOUSANDS)
Short-term debt:
  Revolving credit facility...........................................   $ 6,100       $
  Note payable - shareholder..........................................       608
  Current portion of long-term debt...................................       528
                                                                         --------       --------
       Total short-term debt..........................................     7,236
                                                                         ========       ========
Long-term debt, less current portion..................................       388
Minority interest.....................................................     1,524
Shareholders' equity:
  Preferred stock, no par value; 1,000,000 shares authorized; no
     shares outstanding...............................................        --
  Common stock, no par value; 30,000,000 shares authorized; 10,000,000
     shares issued and outstanding;        shares issued and
     outstanding, as adjusted(1)......................................        --
  Additional paid-in capital..........................................     1,101
  Retained earnings...................................................    12,467
  Stock subscriptions receivable......................................        --
  Cumulative translation adjustment...................................      (203)
                                                                         --------       --------
       Total shareholders' equity.....................................    13,365
                                                                         ========       ========
            Total capitalization......................................   $15,277       $
                                                                         ========       ========

-------------------------
(1) Excludes: (i) options outstanding on the date hereof to purchase
    shares at an average exercise price of $      per share; and (ii)
    additional shares reserved for issuance upon exercise of options that may be granted in the future under the Company's 1996 Stock Option Plan. See "Management -- Employee Benefit Plans."

                                    DILUTION

     As of September 30, 1996, the Company's net tangible book value was
approximately $13.4 million or $     per share. Net tangible book value per
share represents the Company's total tangible assets less the Company's total liabilities, divided by the aggregate number of shares of Common Stock outstanding. After giving effect to: (i) the recording of a $2.2 million deferred tax liability upon termination of the Company's S corporation status;
(ii) the issuance of        shares of Common Stock in connection with the
conversion of JF Electra's minority interest in CBS Mauritius, including the elimination of the minority interest; (iii) the exercise of certain stock
options in exchange for promissory notes; and (iv) the sale of        shares of
Common Stock by the Company (at an assumed initial public offering price of
$     per share) and the application of the estimated net proceeds therefrom as described in "Use of Proceeds," the pro forma net tangible book value of the
Company at September 30, 1996 would have been $       million or $       per
share. This amount represents an immediate increase in net tangible book value
of $       per share to existing shareholders and an immediate dilution of
$       per share to purchasers of Common Stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share of Common Stock.............             $
  Net tangible book value per share at September 30, 1996...................   $
  Increase in net tangible book value per share attributable to new investors..............................................................
Pro forma net tangible book value per share after this offering.............
                                                                                         ------
Dilution in net tangible book value per share to new investors..............             $
                                                                                         ======

     The following table summarizes, on a pro forma basis as of September 30, 1996, the differences in the number of shares of capital stock purchased from the Company, the total consideration paid and the average price paid per share by existing shareholders and new investors at the assumed initial public
offering price of $     per share:

                                                                             TOTAL
                                                 SHARES PURCHASED        CONSIDERATION
                                                 -----------------     -----------------     AVERAGE PRICE
                                                 NUMBER    PERCENT     AMOUNT    PERCENT       PER SHARE
Existing shareholders(1)......................                    %    $                %       $
New investors(1)..............................                                                  $
                                                 ------     ------     ------     ------
     Total....................................               100.0%    $           100.0%
                                                 ======     ======     ======     ======

-------------------------
(1) Sales by the Selling Shareholders in this offering will reduce the number of
    shares held by existing shareholders of the Company to     shares or    % of
    the total number of shares outstanding after this offering (    shares or
       % if the Underwriters' over-allotment option is exercised in full) and
    will increase the number of shares held by new investors to     shares or
       % of the total number of shares outstanding after this offering (
    shares or    % if the Underwriters' over-allotment option is exercised in full). See "Principal and Selling Shareholders."

                            SELECTED FINANCIAL DATA

     The selected historical financial data presented below for the five years ended December 31, 1995, are derived from the Company's Consolidated Financial Statements and related Notes thereto which have been audited by Arthur Andersen LLP, independent public accountants. The amounts provided as pro forma statement of income data have been adjusted to reflect this offering and related transactions. The selected financial data as of and for each of the interim periods ended September 30, 1995 and 1996, have been derived from unaudited financial statements of the Company, which in the opinion of management, include all adjustments that are necessary for a fair presentation of the results for the interim periods, and all such adjustments are of a normal recurring nature. The results of operations for the interim period ended September 30, 1996, are not necessarily indicative of the results to be expected for any other interim period or for the full year. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related Notes thereto appearing elsewhere in this Prospectus.

                                                                                                NINE MONTHS ENDED
                                                      YEARS ENDED DECEMBER 31,                    SEPTEMBER 30,
                                         ---------------------------------------------------    ------------------
                                          1991       1992       1993       1994       1995       1995       1996
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
HISTORICAL STATEMENT OF INCOME DATA:
  Revenues............................   $23,241    $32,382    $43,795    $56,358    $67,399    $50,496    $61,499
  Cost of revenues....................    18,005     25,223     33,505     42,836     53,609     39,873     46,539
                                         -------    -------    -------    -------    -------    -------    -------
  Gross profit........................     5,236      7,159     10,290     13,522     13,790     10,623     14,960
  Selling, general and administrative
    expenses..........................     4,639      5,750      8,354     10,887     11,824      9,078     11,086
                                         -------    -------    -------    -------    -------    -------    -------
  Income from operations..............       597      1,409      1,936      2,635      1,966      1,545      3,874
  Interest expense....................        90        184        196        345        692        537        446
                                         -------    -------    -------    -------    -------    -------    -------
  Income before provision for income
    taxes and minority interest.......       507      1,225      1,740      2,290      1,274      1,008      3,428
  Provision for income taxes..........        --         --         --         --         --         --        127
  Minority interest...................        --         36        127        176        252        120        180
                                         -------    -------    -------    -------    -------    -------    -------
  Net income..........................   $   507    $ 1,189    $ 1,613    $ 2,114    $ 1,022    $   888    $ 3,121
                                         =======    =======    =======    =======    =======    =======    =======
PRO FORMA STATEMENT OF INCOME DATA:
  Revenues............................                                               $67,399    $50,496    $61,499
  Gross profit........................                                                13,790     10,623     14,960
  Income from operations(1)...........                                                 1,796      1,417      3,746
  Interest income(2)..................                                                    32         24         27
  Provision for income taxes(3).......                                                   368        291      1,444
  Net income(4).......................                                               $ 1,460    $ 1,150    $ 2,329
  Net income per common share.........                                               $          $          $
  Weighted average shares
    outstanding(5)....................

                                                                                                 AS OF SEPTEMBER
                                                          AS OF DECEMBER 31,                           30,
                                          --------------------------------------------------    ------------------
                                           1991      1992       1993       1994       1995       1995       1996
                                                                       (IN THOUSANDS)
HISTORICAL BALANCE SHEET DATA:
  Cash and cash equivalents............   $   34    $    66    $   425    $   319    $   830    $   523    $ 3,461
  Working capital......................    2,375      1,962      2,420      3,745      5,799      4,984      9,646
  Total assets.........................    6,580     11,021     16,031     20,740     23,423     27,125     31,938
  Revolving credit facility and
    long-term debt.....................    1,517      2,754      4,189      5,933      6,316     10,334      7,016
  Minority interest....................       --         48        175        351        552        435      1,524
  Total shareholders' equity...........    3,409      4,598      6,211      8,325      9,188      9,101     13,365

-------------------------
(1) Reflects the amortization of goodwill over a period of 25 years as a result of the Company's purchase of the 28% minority interest in CBS Mauritius.

(2) Reflects the elimination of interest expense to give effect to the repayment of the Company's revolving credit facility and long-term debt. See "Use of Proceeds."

(3) Reflects provision for Federal and state income taxes at the effective income tax rate as if the Company had been taxed as a C corporation and no foreign tax holidays had been granted during the periods presented. The tax provision was computed as follows:

                                                                                                       NINE MONTHS
                                                                                      YEAR ENDED          ENDED
                                                                                     DECEMBER 31,     SEPTEMBER 30,
                                                                                     ------------    ----------------
                                                                                         1995        1995        1996
    Statutory Federal income tax rate.............................................        34.0%       34.0%      34.0%
    State income taxes, net of Federal tax effect.................................         3.0         3.0        3.0
    Tax rate differences on foreign earnings not subject to U.S. tax..............       (26.6)      (26.6)      (1.1)
    Amortization of goodwill......................................................         7.0         7.0        1.6
    Other.........................................................................         2.8         2.8        0.8
                                                                                         -----       -----       ----
                                                                                          20.2%       20.2%      38.3%
                                                                                         =====       =====       ====

(4) Reflects the elimination of minority interest due to the issuance of shares of Common Stock in exchange for the minority interest in CBS Mauritius.

(5) Reflects pro forma weighted average shares of Common Stock, plus the portion of Common Stock offered hereby needed to generate proceeds sufficient to repay the Company's revolving credit facility and long-term debt at the end of each period. See "Use of Proceeds" and "Capitalization."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains certain forward-looking statements that involve substantial risks and uncertainties. When used in this section, the words "anticipate," "believe," "estimate," "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include those discussed in "Risk Factors."

OVERVIEW

     Complete Business Solutions, Inc. is a worldwide provider of IT services to large and mid-size organizations. The Company has been profitable every year since its inception in 1985, and has experienced a compound annual revenue growth rate of 30% over the past five years. The Company leverages its existing client base by providing quality services and client responsiveness. For each of the years 1994 and 1995 and for the nine month period ended September 30, 1996, existing clients from the previous fiscal year generated at least 80% of the Company's revenues.

     The Company's revenues are generated primarily from professional services fees provided through either client-managed or CBSI-managed projects. Historically, the majority of the Company's revenues have been generated from client-managed projects. On client-managed projects, CBSI provides professional services as a member of the project team working under the direct supervision of the client, typically on a time-and-materials basis. The Company recognizes revenues on time-and-materials projects as the services are performed. On CBSI-managed projects, the Company assumes responsibility for project management and may bill the client on either a time-and-materials or fixed-price basis. The Company recognizes fixed-price revenues under the percentage of completion method. The Company is seeking to shift a larger portion of its business to CBSI-managed projects which have higher gross profit margin potential.

     CBSI's most significant cost is project personnel cost, which consists primarily of salaries, wages and benefits for its IT professionals. The Company strives to maintain its gross profit margin by controlling project costs and offsetting increases in salaries and benefits with increases in billing rates. The Company has also established a human resource allocation team to ensure that IT professionals are quickly placed on assignments to minimize nonbillable time and are placed on assignments that utilize their technical skills and allow for maximum billing rates. In addition, the Company has been able to improve its margins by performing more project work offshore. For example, for the nine month period ended September 30, 1996, CBSI's operating income as a percentage of revenues overall was 6%, whereas operating income as a percentage of revenues for work performed offshore was 22%.

     In 1994, the Company began to provide services as a subcontractor on a client-managed, fixed-price project to design and develop a human services and child support enforcement system for a state government. The Company incurred $3.0 million in excess personnel costs, primarily in 1995, to meet the demands of this project and overall gross profit margin therefore declined from 24% in 1994 to 21% in 1995. Excluding the excess costs associated with this project, gross profit margins would have remained constant from 1994 to 1995.

     In an effort to sustain its growth and profitability, the Company has made substantial investments in infrastructure, including: (i) software development centers in three locations in the U.S. and two locations in India; (ii) Year 2000 conversion factories in the U.S. and India; (iii) global recruiting and training centers; (iv) a local technical charter school; and (v) an expanded training program for recent U.S. college graduates. The Company believes that the results of these strategic investments have not yet been fully realized.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, selected statement of income data as a percentage of revenues:

                                                                                       NINE MONTHS
                                                                                          ENDED
                                                               YEARS ENDED DECEMBER     SEPTEMBER
                                                                       31,                 30,
                                                               --------------------    ------------
                                                               1993    1994    1995    1995    1996
Revenues....................................................   100 %   100 %   100 %   100 %   100 %
Cost of revenues............................................    77      76      79      79      76
                                                               ----    ----    ----    ----    ----
Gross profit................................................    23      24      21      21      24
Selling, general and administrative expenses................    19      19      18      18      18
                                                               ----    ----    ----    ----    ----
Income from operations......................................     4 %     5 %     3 %     3 %     6 %

NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995

     Revenues. The Company's revenues increased 22% to $61.5 million in the first nine months of 1996 from $50.5 million in the first nine months of 1995. This growth in revenues is primarily attributable to additional services provided to existing clients and the expansion of the Company's client base to 220 as of September 30, 1996 from 198 as of September 30, 1995. Revenues from existing clients during the nine months ended September 30, 1996 increased $7.2 million over revenues from those clients during the comparable period in 1995. Revenues from the Company's international operations increased 24% to $4.2 million in the first nine months of 1996 from $3.4 million in the first nine months of 1995.

     Gross Profit. Gross profit consists of revenues less cost of revenues. Cost of revenues consists primarily of salaries (including nonbillable time), benefits, travel and relocation for IT professionals. In addition, cost of revenues includes the amortization of software and project equipment and contractual services. Gross profit increased approximately 41% to $15.0 million in the first nine months of 1996 from $10.6 million for the first nine months of 1995. This increase in gross profit is attributable primarily to the expansion of the Company's client base and the impact of the fixed-price project termination on 1995 results. Gross profit as a percentage of revenues increased to 24% for the nine months ended September 30, 1996 from 21% for the nine months ended September 30, 1995. This increase is due primarily to billing rate increases partially offset by salary increases to IT professionals in 1996, higher gross profit margins resulting from the Company's shift to offshore projects in India and the impact of the fixed-price project termination on 1995 results.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of costs associated with the Company's direct selling and marketing efforts, human resources and recruiting departments, administration, training and facilities costs. Selling, general and administrative expenses increased 22% to $11.1 million for the first nine months of 1996, from $9.1 million for the first nine months of 1995. This increase resulted from expenses incurred to build and enhance the infrastructure necessary to support the Company's continued revenue growth. As a percentage of revenues, selling, general and administrative expenses remained constant from period to period.

1995 COMPARED TO 1994

     Revenues. The Company's revenues increased 20% to $67.4 million in 1995 from $56.4 million in 1994. This growth in revenues is primarily attributable to additional services provided to existing clients, the expansion of the Company's client base to 208 as of December 31, 1995 from 196 as of December 31, 1994, and the expansion of the Company's international operations. Revenues from existing clients in 1995 increased $5.6 million over revenues from those clients during 1994. Revenues from the Company's international operations increased 73% to $4.6 million in 1995 from $2.6 million in 1994.

     Gross Profit. Gross profit increased 2% to $13.8 million in 1995 from $13.5 million in 1994, despite the impact of the fixed-price project termination on 1995 results. Gross profit represented 21% of total revenues in

1995 as compared to 24% in 1994. Excluding the excess costs associated with the fixed-price project, gross profit margins would have remained relatively constant from 1994 to 1995.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 9% to $11.8 million in 1995 from $10.9 million in 1994. This increase was primarily attributable to infrastructure investments in CBSI's offshore facilities and general overhead cost increases. As a percentage of revenues, these expenses decreased to 18% in 1995 from 19% in 1994.

1994 COMPARED TO 1993

     Revenues. The Company's revenues increased 29% to $56.4 million in 1994 from $43.8 million in 1993. This growth in revenues is primarily due to the addition of four major projects which amounted to $6.7 million and included a Year 2000 conversion for an automotive manufacturer, additional services provided to existing clients and the expansion of the Company's client base to 196 as of December 31, 1994 from 148 as of December 31, 1993. Revenues from existing clients in 1994 increased $11.0 million over revenues from those clients during 1993. Revenues from the Company's international operations increased 100% to $2.6 million in 1994 from $1.3 million in 1993.

     Gross Profit. Gross profit increased 31% to $13.5 million in 1994 from $10.3 million in 1993. Gross profit increased to 24% of total revenues in 1994 as compared to 23% in 1993. This increase is associated with higher gross profit margins resulting from the Company's shift to offshore projects in India.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 30% to $10.9 million in 1994 from $8.4 million in 1993. As a percentage of revenues, selling, general and administrative expenses represented 19% in both 1994 and 1993.

QUARTERLY RESULTS

     The following table sets forth certain unaudited quarterly operating information for each of the seven quarters ending with the quarter ended September 30, 1996. This information has been prepared on the same basis as the audited consolidated financial statements contained elsewhere in this Prospectus and includes, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the information for the periods presented. This information should be read in conjunction with the Company's Consolidated Financial Statements and related Notes thereto. Results of operations for any previous fiscal quarter are not indicative of results for the full year or any future quarter. See "Risk Factors -- Variability of Quarterly Operating Results."

                                                                 QUARTERS ENDED
                                 ------------------------------------------------------------------------------
                                 MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,
                                   1995        1995       1995        1995       1996        1996       1996
                                                                 (IN THOUSANDS)
Revenues.......................   $16,959    $ 17,050    $ 16,487   $ 16,903    $19,128    $ 20,420    $ 21,951
Cost of revenues...............    12,746      13,882      13,245     13,736     14,284      15,518      16,737
                                  -------     -------     -------    -------    -------     -------     -------
Gross profit...................     4,213       3,168       3,242      3,167      4,844       4,902       5,214
Selling, general and
  administrative expenses......     3,087       3,063       2,928      2,746      3,613       3,618       3,855
                                  -------     -------     -------    -------    -------     -------     -------
Income from operations.........     1,126         105         314        421      1,231       1,284       1,359
Interest expense...............       140         192         205        155        141         159         146
Provision for income taxes.....        --          --          --         --         25          55          47
Minority interest..............       212         (86)         (6)       132         35          78          67
                                  -------     -------     -------    -------    -------     -------     -------
Net income (loss)..............   $   774    $     (1)   $    115   $    134    $ 1,030    $    992    $  1,099
                                  =======     =======     =======    =======    =======     =======     =======
Pro forma incremental
  income tax provision.........       102          --          15         18        362         329         374
                                  -------     -------     -------    -------    -------     -------     -------
Pro forma net income (loss)....   $   672    $     (1)   $    100   $    116    $   668    $    663    $    725
                                  =======     =======     =======    =======    =======     =======     =======

LIQUIDITY AND CAPITAL RESOURCES

     From the Company's inception in 1985 through September 30, 1996, the Company generally financed its working capital needs through internally generated funds, periodically supplemented by borrowings under the Company's revolving credit facility with a commercial bank. The Company's cash provided by operations was $0.6 million, $0.6 million, $1.3 million and $2.4 million for the years ended December 31, 1993, 1994 and 1995, and for the nine months ended September 30, 1996, respectively.

     The principal use of cash for investing activities during the three years ended December 31, 1995, and the nine month period ended September 30, 1996 was for the purchase of equipment, software and property as part of the creation and enhancement of the Company's software development centers. As of September 30, 1996, the net book value of investments in equipment, software and property total $2.1 million in India, $1.5 million for existing projects and $0.6 million for the client/server labs. Included in the net $2.1 million investment in India is approximately $0.8 million of recent investments in hardware and software for the Bangalore facility.

     Borrowings under the revolving credit facility represented the most significant component of cash provided by financing activities. Under an arrangement with the Bank, the Company may borrow an amount not to exceed the lesser of $16.0 million or 80% of trade accounts receivable less than 90 days outstanding, with interest at the Bank's prime interest rate or a Eurodollar rate. At September 30, 1996, the borrowings available under this facility were $15.5 million. The borrowings under this facility are short-term and are secured by trade accounts receivable of the Company. As of September 30, 1996, $6.1 million was outstanding under this revolving credit facility. In addition, the Company has a working capital facility aggregating $3.0 million with the Bank with interest at the Bank's prime interest rate. The borrowings under this facility are short-term and are secured by all assets of the Company. There have been no borrowings under this facility. In recent years, the Company has executed several term notes with the Bank to finance the purchase of equipment and software. As of September 30, 1996, approximately $0.9 million was outstanding under the notes.

     During 1996, CBS Mauritius repurchased its stock held by an affiliated entity for approximately $2.7 million. Concurrently therewith, CBS Mauritius sold a 28% ownership interest to JF Electra for approximately $4.0 million, with proceeds of approximately $3.5 million, net of transaction costs.

     Gains and losses as a result of fluctuations in foreign currency exchange rates have not had a significant impact on results of operations.

     In 1996, Mr. Vattikuti made a capital contribution to CBSI of approximately $1.1 million, and loaned the Company approximately $0.6 million. This loan is due December 30, 1996 and bears interest at 8.25%.

     The Company currently anticipates that the proceeds from this offering, together with existing sources of liquidity and cash generated from operations, will be sufficient to satisfy its cash needs at least through the next twelve months.

     The Company does not believe that inflation had a significant impact on the Company's results of operations for the periods presented. On an ongoing basis, the Company attempts to minimize any effects of inflation on its operating results by controlling operating costs and, whenever possible, seeking to ensure that billing rates reflect increases in costs due to inflation.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" was issued in October 1995. The Company will be required to adopt the new standard for the year ended December 31, 1996. This standard establishes the fair value based method (the "SFAS 123 Method") rather than the intrinsic value based method as the preferred accounting methodology for stock based compensation arrangements. Entities are allowed to: (i) continue to use the intrinsic value based methodology in their basic financial statements and provide in the footnotes pro forma net income and earnings per share information as if the SFAS 123 Method had been adopted; or (ii) adopt the SFAS 123 Method. The Company plans to adopt this statement by providing the required pro forma disclosures in the footnotes.

                                    BUSINESS

SUMMARY

     CBSI is a worldwide provider of IT services to large and mid-size organizations. The Company offers its clients a broad range of IT services, from advising clients on strategic technology plans to developing and implementing appropriate IT solutions. CBSI offers custom-tailored solutions based on an assessment of each client's needs. The Company's services include: (i) large systems applications development and maintenance; (ii) reengineering legacy applications to client/server technology; (iii) client/server applications development; (iv) Year 2000 conversion services; (v) IT consulting services;
(vi) packaged software implementation; and (vii) contract programming services.

     CBSI provides services in a wide variety of computing environments and uses leading technologies, including client/server architectures, object-oriented programming languages and tools, distributed database management systems and the latest network and communications technologies. The Company believes that the breadth of its service offerings fosters long-term client relationships, affords cross-selling opportunities, minimizes dependence on any single technology or client and enables the Company to serve as a single source provider for its clients' IT applications solutions. This single or preferred provider approach is consistent with CBSI's full life-cycle, client-oriented approach to IT solutions.

     CBSI provides IT services to clients in a diverse range of industries. Its clients include American President Lines, Chrysler Corporation, Ford Motor Company, IBM, ISSC/Foremost Insurance, the State of Indiana, the State of Nevada, S.W.I.F.T., Spartan Stores and UNUM Ltd. During 1996, the Company provided services to over 220 clients in the U.S., Europe and Asia. The Company's strategy is to maximize its client retention rate and secure additional engagements by providing both quality services and client responsiveness. For each of the years 1994 and 1995 and for the nine month period ended September 30, 1996, existing clients from the previous fiscal year generated at least 80% of the Company's revenues. These recurring revenues have contributed significantly to the Company's 30% compound annual revenue growth rate over the past five years. As the Company has grown, the Company has aggressively marketed CBSI-managed projects, which generally are more profitable than client-managed projects, and the percentage of revenues generated from CBSI-managed projects has increased each year since 1994.

     Since 1992, CBSI has developed an extensive offshore infrastructure in India, including two modern software development centers in Bangalore and Madras and a training center in Hyderabad. The Company believes this established offshore infrastructure is one of the largest in the industry and differentiates it from those competitors who either have no offshore capability or depend on subcontractor relationships to offer such services. With its offsite and offshore development options, the Company can quickly provide clients with IT solutions on a cost-effective basis.

     The Company's goal is to become the preferred provider of IT services to an expanding base of clients. The Company's strategy to achieve this goal is to:
(i) cross-sell services to existing clients; (ii) increase and build upon Year 2000 engagements; (iii) capitalize on significant investments in infrastructure and capabilities; (iv) develop new and expand recently added service offerings such as Enterprise Resource Planning ("ERP") software package installation, Internet/intranet applications and Electronic Data Interchange ("EDI") applications; (v) increase its international presence; and (vi) pursue targeted acquisitions.

THE IT SERVICES INDUSTRY

     Heightened competition, deregulation, globalization and rapid technological advances are forcing organizations to make fundamental changes in their business processes. These pressures have compelled organizations to improve the quality of products and services, shorten time to market, reduce costs and strengthen client relationships. Increasingly, organizations are addressing these issues by utilizing IT solutions that facilitate the rapid and flexible collection, analysis and dissemination of information. Accordingly, an organization's ability to integrate and deploy new information technologies in a cost-effective manner has become critical to competing successfully in today's rapidly changing business environment.

     During this time of increasing reliance on IT, rapid technological change is challenging the capabilities of MIS departments within these organizations. The pace of this change quickly renders existing IT infrastructure obsolete and makes it more difficult for organizations to maintain the requisite internal expertise needed to evaluate, develop and integrate new technologies. As a result, organizations are increasingly turning to third-party IT service providers to help them develop and support complex IT systems and applications.

     Due to the foregoing factors, demand for IT services has grown significantly. According to industry sources, the worldwide market for IT services was approximately $185 billion in 1995, and is projected to increase to $292 billion in 2000. The worldwide market for systems integration, consulting applications development and outsourcing services was approximately $91 billion in 1994 according to industry sources and is estimated to grow by 16.5% annually through 1999. The domestic IT services market is projected to grow from approximately $75 billion in 1995 to approximately $130 billion in 2000.

     The Year 2000 problem, which prevents existing applications from properly interpreting dates after 1999, represents a significant opportunity for IT services providers. The prevalence and interdependence of date-dependent applications in complex control systems is expected to cause the Year 2000 problem to have a widespread impact on technology-dependent organizations. Industry sources estimate that a Fortune 100 company will spend between $50 million and $100 million for Year 2000 services. Smaller companies will also spend significant amounts to solve this problem. Solutions to the Year 2000 problem include: (i) renovation of existing applications with Year 2000 compliant code; (ii) replacement of existing software with Year 2000 compliant software packages; and (iii) reengineering of legacy applications to Year 2000 compliant client/server technologies.

     While the general industry trend is toward client/server architectures, many organizations choose to maintain certain legacy mainframe systems because such systems provide a superior solution to their specific needs or because of the costs required to replace such systems. As university programs cease teaching mainframe related skills and programmers cross-train away from these areas, MIS managers are experiencing increasing difficulty finding affordable, qualified personnel to support the vast number of legacy systems. For these reasons, the maintenance and reengineering of legacy systems continues to represent a substantial opportunity for IT services providers.

THE CBSI SOLUTION

     The CBSI solution enables its clients to use IT as a more effective business tool consistent with their evolving business needs. The following are key attributes of the CBSI solution:

     Provide a Broad Range of IT Services. The Company offers its clients a broad range of IT services along the IT continuum, from development, reengineering and maintenance of legacy systems to client/server applications development, Internet/intranet and other emerging technologies. The Company therefore can serve as the single source for a client's IT applications solutions. The Company provides its services in a wide variety of computing environments and uses technologies that include mainframe and client/server architectures, object-oriented programming languages and tools, distributed database management systems and network and communications technologies.

     Offer Flexible Project Delivery. The Company offers its clients a choice among any combination of the following three options for delivery of project work: (i) onsite at the client facility; (ii) offsite at a CBSI development facility in Michigan, California or Illinois; and (iii) offshore at CBSI development facilities in India. These options enable the Company's clients to determine their degree of project oversight and to control the costs and speed of project delivery. Execution of all or part of IT projects offshore can result in significant time and cost savings when compared to domestic delivery of such services. CBSI has developed a formal project management methodology, CBSI Offsite Success Management Methodology ("COSMO"), which is specifically designed to meet the needs of offsite and offshore projects.

     To meet the growing worldwide demand for offshore IT services, the Company has invested in an extensive offshore infrastructure in India, including two ISO 9001 compliant software development centers in Madras and Bangalore. In contrast to competitors who have no offshore capability or depend on subcontractor relationships to offer such services, the Company has established an offshore infrastructure which it believes is one of the largest in the industry. The Company employs approximately 400 professionals in these centers which have the capacity to accommodate approximately 800 professionals. With its offsite and offshore development options, the Company can quickly provide solutions tailored to the IT needs of its clients.

     Recruit and Train Globally. The Company has established a domestic and international network to recruit employees of all experience levels, from recent college graduates to seasoned IT professionals. The Company provides new recruits with up to two months of training in software engineering techniques and key technologies. The Company has made significant investments in two training centers, located in Michigan and India. These centers employ full-time instructors and are equipped with client/server and mainframe hardware, software and development tools. These training resources provide the Company with qualified IT professionals to service its clients' needs.

     Solve Year 2000 Problem. The Company has developed a formal project management methodology, known as The Time Machine 2000, that addresses all aspects of the Year 2000 problem. This methodology helps assure a quality conversion process and addresses application portfolio analysis, impact assessment, strategic planning, conversion, testing and implementation. The Company has developed Year 2000 conversion factories to provide cost-effective and timely conversion solutions for its clients. The conversion factories, located at both CBSI's U.S. and Indian headquarters, employ professionals who have been specifically trained to meet the particular demands of Year 2000 engagements. CBSI has already successfully completed all phases of Year 2000 projects for a division of Chrysler Corporation and for ISSC/Foremost Insurance and is currently working on ten additional Year 2000 projects.

CBSI GROWTH STRATEGIES

     The Company's goal is to become the preferred provider of IT services to an expanding base of clients. The Company's strategy to achieve this goal includes the following elements:

     Cross-Sell Services to Existing Clients. The Company believes it will grow by continuing to establish and maintain long-term client relationships. The access and goodwill offered by these relationships provide the Company with significant advantages over its competitors in marketing additional services and solutions to such clients. The Company also believes its long-term client relationships and ability to address its clients' needs along the IT continuum distinguish the Company from many of its competitors. During 1996, the Company provided services to over 220 clients in the U.S., Europe and Asia. The Company's strategy is to maximize its client retention rate and secure additional engagements by providing quality services and client responsiveness. For each of the years 1994 and 1995 and for the nine month period ended September 30, 1996, existing clients from the previous fiscal year generated at least 80% of the Company's revenues.

     Increase and Build Upon Year 2000 Engagements. The Company is actively marketing its Year 2000 conversion capabilities to existing and new clients. CBSI anticipates that Year 2000 conversion services will represent an increasing percentage of its revenues for the next few years. The Company performs a detailed analysis of clients' existing IT systems and applications in connection with these services. The Company's strategy is to leverage its knowledge of clients' IT systems obtained during Year 2000 projects into additional engagements involving other services, including maintenance of existing systems and reenginering to client/server technology.

     Capitalize on Significant Investments in Infrastructure and
Capabilities. The Company has made significant investments in its offsite and offshore infrastructures as well as its systems, methodologies and training programs. These investments include two client/server labs, three U.S. software development centers, two offshore software development centers, two training centers and dedicated, high-speed satellite communication links. The Company believes that these investments can support a larger organization.

     Expand Service Offerings. The Company evaluates emerging technologies as a source of additional service offerings for its existing and prospective clients. For example, the Company recently added new service offerings including Internet/intranet, Year 2000 and implementation of ERP software packages such as

ORACLE, PEOPLESOFT and SAP. The Company anticipates that its broad and expanding range of services will minimize its dependence on any single technology.

     Increase International Presence. The Company opened offices in the United Kingdom in 1990; in Madras, India in 1992; in Bangalore, India in 1995; and in Hyderabad, India in 1996. The international operations of the Company accounted for 2.9%, 4.7%, 6.8% and 6.8% of the Company's total revenues in fiscal years 1993, 1994 and 1995 and the nine month period ended September 30, 1996, respectively. The Company plans to enhance its international presence by expanding existing sales forces based in India and the U.K. and opening new sales offices in Singapore and Continental Europe. The Company believes that these regions represent significant potential markets for the Company's services.

     Pursue Targeted Acquisitions. CBSI seeks acquisitions that complement its core skills and that have the potential to increase the overall value of the Company, rather than merely increase its sales revenues. Examples of such companies would include those with specific industry or technical skills that fit well with the Company's existing and targeted client base.

CBSI SERVICES

     The Company offers its clients a broad range of IT services, from advising clients on strategic technology plans to developing and implementing appropriate IT solutions. The Company provides services in the following categories:


---------------------------------------------------------------------------------------------------------------
    CBSI SERVICES                                    DESCRIPTION
---------------------------------------------------------------------------------------------------------------
    Large Systems Applications Development,         - Design large-scale, complex solutions capable of
    Reengineering and Maintenance                     managing transaction-intensive applications
                                                    - Develop and maintain applications using COBOL,
                                                      CICS, DB2 and other mainframe programming
                                                      environments
-------------------------------------------------------------------------------------------------------------
    Reengineer Legacy Applications to               - Reengineer from centralized, mainframe-based
    Client/Server Technology                          systems to open, distributed architecture
                                                    - Preserve core application logic
                                                    - Reengineer existing legacy systems into
                                                      mainframe-based super server in multi-tiered,
                                                      distributed architecture
-------------------------------------------------------------------------------------------------------------
    Client/Server Applications Development          - Conceptualize and design systems based on
                                                      distributed object-oriented technologies and
                                                      methodologies such as BOOCH and RAMBAUGH
                                                    - Develop applications using SYBASE, SQL Server,
                                                      ORACLE, INFORMIX, Access databases; Visual
                                                      Basic, Powerbuilder, C++ as graphical user
                                                      interfaces; and UNIX, OS/2 and Windows NT
                                                      operating systems
-------------------------------------------------------------------------------------------------------------
    Year 2000 Conversion Services                   - Conduct impact assessments and assist clients
                                                      with strategic planning for Year 2000 compliance
                                                    - Renovate existing applications to make them Year
                                                      2000 compliant
                                                    - Reengineer legacy applications to Year 2000
                                                      compliant client/server technology
                                                    - Replace existing software with Year 2000
                                                      compliant software packages
-------------------------------------------------------------------------------------------------------------
    Packaged Software Implementation                - Implement packaged software solutions
                                                      (PEOPLESOFT, ORACLE, SAP, WALKER)
                                                    - Customize software packages to client
                                                      specifications
                                                    - Provide user group training
-------------------------------------------------------------------------------------------------------------
    IT Consulting Services                          - Provide technical architecture and network
                                                      design, information technology planning, data
                                                      warehousing and business process reengineering
                                                      consulting services
                                                    - Conceptualize and design Internet and intranet
                                                      solutions using Java/Java Script/Java applets
                                                      and HTML
-------------------------------------------------------------------------------------------------------------
    Contract Programming Services                   - Develop software applications (client/server and
                                                      mainframe)
                                                    - Reengineer software applications across
                                                      platforms
                                                    - Maintain and enhance software applications
                                                      (client/server and mainframe)
-------------------------------------------------------------------------------------------------------------

     The Company uses both industry-proven and proprietary methodologies to enhance the quality, consistency and efficiency of its CBSI-managed projects. All levels of the Company's IT consultants, from entry-level programmers to project managers, are given formal instruction in various aspects of these methodologies. A methodology used by the Company is METHOD/1, which the Company licenses from Andersen Consulting. CBSI has extended METHOD/1 to incorporate the Company's Time Machine

2000 and COSMO methodologies. These three methodologies enable CBSI to provide applications development in a controlled manner with repeatable and proven processes. Quality assurance is handled by a common centralized unit. A team of quality specialists performs project quality reviews and inspections, maintains the Company's project management methodologies and assists project managers in the estimating costs and executing projects.

SOFTWARE PRODUCTS

     The Company's primary software product offering is the Advanced Program for Educational Computer Solutions ("APECS") software which is licensed by 70 different clients. Clients use APECS to manage the business and student records of educational institutions for K-12 school districts and for higher education. The Company provides periodic enhancements to the product and maintenance to the users. APECS systems are installed at major sites throughout the United States. Among the current users are Allentown High School District, Pennsylvania; University of Detroit Mercy, Michigan; Martin County Schools, Florida; and Monroe Community College, Michigan. The Company is currently reengineering this system to a client/server environment. The Company maintains this product at its Madras, India facility.

SALES AND MARKETING

     The majority of new sales are generated by the Company's business units, each of which focuses on clients within a geographic area or industry group. The manager of each business unit is compensated based on the financial performance of the unit. The business unit manager is responsible for managing client relationships, ensuring the delivery team is performing as expected and identifying new business opportunities. This structure fosters an entrepreneurial atmosphere within each business unit. Because of the relationships the business unit managers maintain with their clients, these managers are positioned to identify opportunities to cross-sell the Company's services. Such relationships also result in a significant number of client referrals.

     The Company also uses telemarketers to establish initial client contact and prequalify potential new clients. Qualified prospective clients are referred to the Company's dedicated sales group, whose backgrounds include both technical and sales experience. This sales group is responsible for identifying clients' needs and promoting the Company's services to potential clients. Once potential clients are further qualified by the sales group, the Company assembles a team consisting of sales group members, the appropriate business unit manager and a project delivery manager. This team makes the client sales call and is ultimately responsible for closing the sale.

     In addition to its sales group, the Company has a dedicated marketing department which works in conjunction with an outside public relations firm. The marketing department is responsible for coordination of all corporate communications, including the scheduling of press conferences to promote the Company's services and delivery methodologies.

CLIENTS

     During 1996, the Company provided services to over 220 clients in the U.S., Europe and Asia. The Company's strategy is to maximize its client retention rate and secure additional engagements by providing quality services and client responsiveness.

     Organizations to which the Company provided services in 1996 include:

                                   YEAR OF
                                    FIRST
            CLIENT                ENGAGEMENT
Manufacturing:
  Chrysler Corporation.........      1985
  Ford Motor...................      1989
  Johnson Controls.............      1994
Retail Distribution:
  Spartan Stores...............      1992
  The Gap......................      1993
  Handleman Company............      1995
Public Sector:
  State of Michigan............      1988
  State of Indiana.............      1992
  State of Nevada..............      1992
Transportation:
  American President Lines.....      1990

                                   YEAR OF
                                    FIRST
            CLIENT                ENGAGEMENT
Financial Services:
  S.W.I.F.T....................      1985
  Harris Bank..................      1993
  Bank of America..............      1995
Insurance:
  UNUM Ltd. ...................      1995
  ISSC/Foremost Insurance......      1996
Technology:
  Tandem Computers.............      1989
  IBM Corporation..............      1990
  Union Pacific Technology.....      1992
Utilities:
  Michigan Consolidated Gas
     Co........................      1992
  Southern California Edison...      1994

REPRESENTATIVE ENGAGEMENTS

     Examples of the Company's engagements, which are representative of the nature of CBSI services and client relationships, are set forth below:

  CLIENT/SERVER-BASED APPLICATION DEVELOPMENT/END-TO-END YEAR 2000 CONVERSION PROJECT (OFFSITE/ONSITE)

          Problem. A division of a manufacturer required software enhancements in order to properly process expanded part number codes and dates beyond the year 1999.

          Solution. The Company provided impact assessment, strategic planning, coding, testing and implementation of the required software enhancements. Year 2000 modifications were carried out in accordance with the Company's Time Machine 2000 methodology. The project environment included IMS/DB, DB2, CICS, IMS/DC and COBOL on an IBM mainframe. The majority of work was completed offsite at one of the Company's U.S. software development centers. At its peak, 75 Company IT professionals were assigned to this project, which was completed in nine months.

  LARGE-SCALE APPLICATION DEVELOPMENT IN CLIENT/SERVER ENVIRONMENT (OFFSITE)

          Problem. A manufacturing company required IT systems which would tie production volume to international sales forecasts, thereby eliminating undesired inventory build-up.

          Solution. The Company provided a team of project managers, client/server architects and software developers to design, code, test and implement a forecasting tool using C++, Powerbuilder, APOL, ENTERA and SYBASE. Software design was carried out using object-oriented methodologies (BOOCH), Erwin for database design and Rational Rose for data modeling. At its peak, the project team consisted of 30 Company IT professionals. Two versions of the forecasting tool have already been delivered, and the Company is currently developing an enhanced version. The project, which is being conducted offsite, has an expected duration of two years.

  REENGINEERING OF LEGACY SYSTEMS TO CLIENT/SERVER ENVIRONMENT (ONSITE/OFFSHORE)

          Problem. An insurance company wanted to replace existing mainframe-based applications with client/server-based applications in order to reduce software maintenance costs.

          Solution. The Company has partnered with this client to redesign its existing systems in a client/server environment under OS/2, SYBASE, and SQL Server as RDBMS using NS-DK as the graphical user interface and C as the development language. Using a combination of onsite and offshore project teams, the Company is responsible for requirements analysis, as well as for designing, coding, testing and implementation of the new systems.

  LARGE SYSTEMS APPLICATION MAINTENANCE (ONSITE/OFFSHORE)

          Problem. A financial services organization wanted to outsource maintenance of a software application in order to reduce costs and re-deploy its internal IT professionals on new projects.

          Solution. The Company is executing the project both onsite at the client's facilities and offshore at CBSI's Bangalore, India facility. The client uses the Company as the "center of expertise" with respect to the application. A team of 15 Company IT professionals has been assigned to this project for two years. The project environment includes VAX/VMS, Open VMS, DOS, UNIX, Novell Netware, PROIV, ANSI C and Pascal.

  REENGINEERING LEGACY APPLICATIONS TO CLIENT/SERVER TECHNOLOGY (ONSITE)

          Problem. A grocery wholesaler wanted to reengineer all of its business applications, including Year 2000 conversion.

          Solution. The Company provided the client with the necessary technical expertise onsite to redesign, program, test and implement all of its core software applications. The Company has deployed a project team of 30 IT professionals, which is expected to grow to 60 IT professionals once the Year 2000 conversion commences. The Company has executed strategic studies through joint application development ("JAD") sessions, business process reengineering and phased design, development and implementation. Some of the client's systems are being reengineered onto a client/server platform under a UNIX operating system, using INFORMIX as the database and Visual Basic as the graphical user interface ("GUI"). Mainframe applications to undergo Year 2000 conversion will include systems running under DB2, ADABAS, NATURAL and COBOL.

HUMAN RESOURCES

     The Company's success depends in large part on its ability to attract, develop, motivate and retain highly skilled IT professionals. The Company's strategy for achieving "career-based employment" includes career planning, thorough initial and ongoing training, allocation of assignments in accordance with employee skills and career objectives and a comprehensive benefits package including a Company-matched 401(k) plan, health and dental insurance, short-term disability insurance, a flexible spending account and tuition reimbursement. Following this offering, the Company intends to increase the use of employee stock options as part of its recruitment and retention strategy.

     The Company has 26 full-time employees dedicated to recruiting IT professionals and managing its human resources. The Company's recruiting activities draw on an international pool of IT talent. The Company has full-time personnel dedicated to handling visa application and compliance issues for international recruits. CBSI actively recruits in the United States, India, England, Australia, New Zealand, the Philippines, Mexico and Singapore. Recruiting methods include advertisement in leading newspapers, trade magazines, the Company's web site and participation in career fairs. The Company also participates in on-campus recruiting for recent college graduates and in 1996 recruited at various schools, including the University of Michigan, Michigan State University, Wayne State University, the University of Notre Dame, Albion College, Loyola College, Indiana University and the University of California. During the past two years, the Company has hired 125 recent U.S. college graduates. In addition, the Company's employees are actively involved in referring individuals and screening candidates for new positions.

     The Company has established two training centers located in Michigan and India. These training centers employ full-time instructors and are equipped with client/server and mainframe hardware, software and development tools. New college graduates receive two months of full-time classroom instruction in mainframe (IMS, DB2, CICS, COBOL) or client/server (UNIX, C, C++, OS/2 Presentation Manager) skills. This training is followed by one month of self-study. Employees receive full salary and benefits during this training period. Between projects and after business hours, all IT professionals receive ongoing training on a variety of technology platforms. The Company's education and training department helps employees make the transition from legacy to client/server skills by providing cross-platform training in new technologies. In addition to comprehensive technical training, the Company provides extensive training in quality processes and cross-cultural communication skills.

     As part of its retention efforts, the Company has formulated a strategy for minimizing turnover which emphasizes: (i) human resource management; (ii) contractual limitations effective upon termination of employment; (iii) competitive salaries; (iv) comprehensive benefits; and (v) employee stock options.

     CBSI's IT professionals typically have Bachelor's or Master's degrees in Computer Science or another technical discipline. Over 70% of the Company's IT professionals have advanced technical degrees. As of September 30, 1996, the Company had 1,380 employees comprised of 1,235 IT professionals, 21 sales and marketing personnel and 124 general and administrative personnel. As of September 30, 1996, the Company also had 49 independent contractors working on client engagements.

COMPETITION

     The IT services industry is highly competitive and served by numerous national, regional and local firms, all of which are either existing or potential competitors of the Company. Primary competitors include participants from a variety of market segments, including "Big Six" accounting firms, and implementation firms, applications software firms, service groups of computer equipment companies, general management consulting firms, programming companies and temporary staffing firms. The Company believes that the principal competitive factors in the IT services industry include the range of services offered, technical expertise, responsiveness to client needs, speed in delivering IT solutions, quality of service and perceived value. The Company believes that it competes favorably with respect to these factors. See "Risk Factors -- Competition."

INTELLECTUAL PROPERTY RIGHTS

     The Company relies upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright and trademark laws to protect its proprietary rights and the proprietary rights of third parties from whom the Company licenses intellectual property. The Company enters into confidentiality agreements with its employees and limits distribution of proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.

     Software developed by the Company in connection with a client engagement is typically assigned to the client. In limited situations, the Company may retain ownership, or obtain a license from its client, which permits CBSI or a third party to market the software for the joint benefit of the client and CBSI or for the sole benefit of CBSI. The Company has also developed and copyrighted or acquired software products which are generally licensed to users pursuant to a license agreement. The Company's software products include APECS, APECS Custom View and Micro APECS Scheduler.

FACILITIES

     The Company leases approximately 42,000 square feet of office space in Farmington Hills, Michigan which serves as its headquarters. The Company's senior management, administrative personnel, human resources and sales and marketing functions are housed in this facility. This lease expires on June 15, 2003. The Company also leases facilities in Lombard, Illinois and Milpitas, California.

     In addition, the Company has offshore offices. The Company leases approximately 24,530 square feet of office space in Madras, India which serves as its headquarters in India. This lease expires on January 13, 1997, and contains an option clause for an additional term of five years renewable at the end of each new term. The Company owns a facility totaling approximately 6,375 square feet in Bangalore, India. The Company also leases facilities in the United Kingdom and Bangalore and Hyderabad, India.

     The Company believes that these facilities are adequate for its anticipated future needs.

LITIGATION

     The Company is not a party to any litigation that is expected to have a material adverse effect on the Company or its business.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The Company's executive officers and directors and their respective ages and positions as of November 1, 1996, are as follows:

             NAME                AGE                            POSITION
Rajendra B. Vattikuti.........   45     President, Chief Executive Officer and Director
Timothy S. Manney.............   38     Executive Vice President of Finance and Administration,
                                          Treasurer and Director
Daniel S. Rankin..............   42     Vice President of Technical Services
Nanjappa S. Venugopal.........   44     Director of Human Resources
Douglas S. Land...............   39     Director
Frank D. Stella...............   77     Director

     Rajendra B. Vattikuti, the founder of the Company, has served as President and Chief Executive Officer and as a Director since the Company's formation in February 1985. From 1983 to 1985, Mr. Vattikuti was Director of M.I.S. for Yurika Foods Corporation. From 1977 to 1983, Mr. Vattikuti was a M.I.S. Project Leader for Chrysler Corporation. Mr. Vattikuti holds a Bachelor of Science degree in Electrical Engineering from the College of Engineering, Guindy (India) and a Master of Science degree in Electrical and Computer Engineering from Wayne State University.

     Timothy S. Manney has served as Executive Vice President of Finance and Administration and Treasurer and as a Director since November 1993. From February 1990 to November 1993, Mr. Manney held various positions with the Company, most recently as Chief Financial Officer. From 1980 until 1990, Mr. Manney was an Audit Manager at Arthur Andersen LLP. He is a member of the Michigan Association of Certified Public Accountants. Mr. Manney holds a Bachelor of Business Administration degree from the University of Michigan.

     Daniel S. Rankin has served as Vice President of Technical Services since September 1994. From September 1990 to September 1994, Mr. Rankin served as Director of Insurance Services for Medstat, Inc. From July 1989 to September 1990, Mr. Rankin held the position of Vice President of Turnkey Systems for the Company. From May 1978 to July 1989, Mr. Rankin served in various positions at Andersen Consulting, during which time he managed several large, multi-year systems-development projects in a variety of computer hardware and software environments. Mr. Rankin holds a Bachelor of Business Administration degree and Master of Business Administration degree from the University of Michigan.

     Nanjappa S. Venugopal has served as Director of Human Resources since October 1996. Mr. Venugopal also served as the business unit manager for the manufacturing sector of the Company from September 1991 to September 1996. From December 1975 to August 1991, he held several technical and managerial positions at Tata Consultancy Services in the U.S., Asia and Europe. From October 1988 to August 1991, Mr. Venugopal was regional manager of Tata's New York office. Mr. Venugopal holds a Bachelor of Mechanical Engineering degree from Bangalore University and a Master of Aeronautical Engineering degree from the Indian Institute of Technology.

     Douglas S. Land has served as a Director since November 1993 and an advisor to the Company since 1988. Mr. Land is the founder and President of Economic Analysis Group, Ltd., a Washington D.C.-based consulting firm that has been providing financial and economic consulting services since 1983. Mr. Land is also the President and founder of The Chesapeake Group, a financial advisory firm that has been providing consulting to start-up and middle-market firms since 1985. From January 1992 to February 1993, Mr. Land was an Executive Vice President of Hambro Resource Development Incorporated, an affiliate of Hambros Bank London, which provides investment and merchant banking services. Mr. Land holds a Bachelor of Science degree in Economics, a Master of Business Administration degree in Finance and a Master of Arts degree in International Relations from the University of Pennsylvania.

     Frank D. Stella has served as a Director since November 1993. Mr. Stella has served as President of F.D. Stella Products Company, a food service and dining equipment company, since 1946. Mr. Stella was appointed to the Commission for White House Fellows by President Ronald W. Reagan in 1983 and has served as Chairman of the Income Tax Board of Review, City of Detroit, since 1965. Mr. Stella is also a board member of VFS, Inc., an insurance holding company, and a former board member of Federal Home Bank of Indianapolis. He is also on the boards of several medical and charitable organizations. Mr. Stella holds a degree from the College of Commerce and Finance at the University of Detroit.

     The Company's executive officers are appointed annually by, and serve at the discretion of, the Board of Directors. Each executive officer is a full-time employee of the Company. The Company's Board of Directors is divided into three classes. The Board of Directors currently consists of four members. Upon completion of this offering, the Board of Directors will be increased from four to seven members. The Board is divided into three classes, whose members serve for staggered three year terms. Rajendra Vattikuti and Timothy Manney are Class I Directors and will serve an initial one-year term. Douglas Land and Frank Stella are Class II Directors and will serve an initial two-year term. The three vacancies for the Class III Directors will be filled by appointment by the current Board of Directors and the appointees will serve an initial three-year term. At each annual meeting of shareholders after this offering, the appropriate number of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. There are no family relationships between any director or executive officer of the Company.

BOARD COMMITTEES

     The Audit Committee is responsible for reviewing with management the financial controls, accounting, audit and reporting activities of the Company. The Audit Committee reviews the qualifications of the Company's independent auditors, makes recommendations to the Board of Directors regarding the selection of independent auditors, reviews the scope, fees and results of any audit and reviews non-audit services provided by the independent auditors. The members of the Audit Committee are Frank Stella and Douglas Land. All members of the Audit Committee are independent directors.

     The Compensation Committee is responsible for the administration of all salary and incentive compensation plans for the officers and key employees of the Company, including bonuses. The Compensation Committee also administers the Company's 1996 Plan (as hereinafter defined). The members of the Compensation Committee are Frank Stella and Douglas Land. All members of the Compensation Committee are independent directors.

DIRECTOR COMPENSATION

     During 1996, Mr. Land and Mr. Stella were each paid $24,000 for their services provided as directors. During 1996, Mr. Stella was granted a
non-incentive stock option to acquire        shares of Common Stock at an
exercise price of $     per share. All directors are reimbursed for travel
expenses incurred in connection with attending board and committee meetings. Directors are not entitled to additional fees for serving on committees of the Board of Directors. Pursuant to the 1996 Plan, each year the Company shall issue options to purchase up to 10,000 shares of Common Stock, as a formula grant, to directors who are not executive officers.

EXECUTIVE COMPENSATION

     The following table sets forth certain information concerning compensation earned by the Company's Chief Executive Officer and each of the other most highly compensated executive officers whose salary and bonus compensation for the fiscal year ended December 31, 1996 exceeded $100,000 (collectively, the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                           LONG-TERM
                                            ANNUAL COMPENSATION           COMPENSATION
                                     ----------------------------------   ------------
                                                              OTHER        SECURITIES
                                                              ANNUAL       UNDERLYING       ALL OTHER
    NAME AND PRINCIPAL POSITION       SALARY     BONUS     COMPENSATION    OPTIONS(#)    COMPENSATION(3)
Rajendra B. Vattikuti............... $411,000   $288,000     $ 20,697(1)        -0-          $ 3,800
  Chief Executive Officer and
  President
Timothy S. Manney................... $150,000   $ 50,000     $  5,000(2)        -0-          $ 3,800
  Executive Vice President of
  Finance and Administration,
  Treasurer
Daniel S. Rankin.................... $160,000   $ 35,000     $  5,000(2)        -0-          $ 3,800
  Vice President of Technical
  Services
Nanjappa S. Venugopal............... $100,000   $ 35,000          -0-            --          $ 3,800
  Director of Human Resources
Roy Ely............................. $160,621        -0-          -0-           -0-              -0-
  Executive Vice President of
  Sales(4)
Jennifer Grey....................... $109,192        -0-          -0-           -0-              -0-
  Director of Human Resources(4)

-------------------------
(1) Includes $11,000 representing the imputed value of certain health and life insurance benefits provided by the Company to Mr. Vattikuti and $9,697 representing the personal use of corporate cars. Does not include benefits from certain non-interest bearing loans outstanding during 1996. See "Certain Transactions."

(2) Represents the imputed value of certain health and life insurance benefits provided by the Company.

(3) Represents amount of contribution by Company on behalf of such individual to Company's 401(k) plan.

(4) No longer an employee of the Company.

     The following table sets forth certain information with respect to the grant of incentive stock options by the Company during 1996.

                             OPTION GRANTS IN 1996

                                                                                                  POTENTIAL
                                                        INDIVIDUAL GRANTS                      REALIZABLE VALUE
                                      -----------------------------------------------------       AT ASSUMED
                                      NUMBER OF      PERCENT OF                                  ANNUAL RATES
                                      SECURITIES    TOTAL OPTIONS                               OF STOCK PRICE
                                      UNDERLYING     GRANTED TO      EXERCISE                  APPRECIATION(1)
                                        OPTION      EMPLOYEES IN     OR BASE     EXPIRATION    ----------------
               NAME                    GRANTED       FISCAL YEAR      PRICE         DATE         5%       10%
Nanjappa S. Venugopal(2)...........                       10%         $             9/12/06

-------------------------
(1) The potential realizable value is calculated based on the term of the option at the time of grant (ten years). Assumed stock price appreciation of 5% and 10% is based on the fair value at the time of grant.

(2) Mr. Venugopal's options are exercisable in three equal annual installments commencing on September 12, 1997.

     The following table sets forth certain information with respect to the value of options held at December 31, 1996 by the Named Executive Officer who held options during 1996. This Named Executive Officer did not exercise any options to purchase Common Stock during 1996.

                             YEAR-END OPTION VALUES

                                                           NUMBER OF
                                                     SECURITIES UNDERLYING            VALUE OF UNEXERCISED
                                                      UNEXERCISED OPTIONS             IN-THE-MONEY OPTIONS
                                                         AT YEAR END(#)                AT YEAR END ($)(1)
                                                  ----------------------------    ----------------------------
                           NAME                   EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
Nanjappa S. Venugopal..........................          --              --         $    --         $    --

-------------------------
(1) Calculated based on the initial public offering price of $     per share
    less the exercise price payable for such shares.

EMPLOYEE BENEFIT PLANS

     1996 Stock Option Plan. The Company's 1996 Stock Option Plan (the "1996 Plan") provides for the granting of incentive stock options to employees within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the granting to employees, directors and consultants of nonstatutory stock options. The 1996 Plan was adopted by the Board of Directors on July 10, 1996 and approved by the sole shareholder on September 10, 1996. Unless terminated sooner, the 1996 Plan will terminate automatically on December 31, 2006. The Board of Directors has the authority to amend, suspend or terminate the 1996 Plan, subject to any required shareholder approval under applicable law. Notwithstanding the foregoing, no amendment, suspension or termination of the 1996 Plan, without the consent of the holder of a previously granted option, may adversely affect such holder's right under such option.

     A total of           shares of Common Stock are authorized for issuance
pursuant to the 1996 Plan. As of December 31, 1996, options to purchase
          shares were issued, and           shares remained available for future
grant under the 1996 Plan.

     The 1996 Plan may be administered by the Board of Directors or a committee of the Board of Directors (in either case, the "Committee") consisting of two or more members of the Board of Directors. The Committee has the power to determine the terms of the options granted, including the exercise price, the number of shares subject to the option and the exercisability thereof, and the form of consideration payable upon exercise. Options granted under the 1996 Plan are not generally transferable by the optionee, and each option is exercisable during the lifetime of the optionee only by such optionee. Incentive stock options granted under the 1996 Plan must be exercised within three months of such optionee's termination by death or within twelve months of such optionee's termination by disability, but in no event later than the expiration of the option's term. The exercise price of all incentive stock options granted under the 1996 Plan must be at least equal to the greater of the par value or the fair market value of the Common Stock on the date of grant. With respect to any employee who owns stock possessing more than 10% of the voting power of all classes of the Company's outstanding capital stock, the exercise price of any incentive stock option granted to such employee must equal or exceed 110% of the fair market value of the Common Stock on the grant date and the term of the option must not exceed five years. The aggregate fair market value of the Common Stock (determined at the time the option is granted) with respect to which incentive stock options granted to an individual first become exercisable in any calendar year shall not exceed $100,000. The term of all options (other than the incentive stock options referred to in the second preceding sentence) may not exceed ten years.

     The 1996 Plan provides that in the event of a merger, consolidation or sale or transfer by the Company of substantially all its assets, the date of termination of any outstanding options and the date on or after which such options, or any portion of such options not then exercisable may be exercised, shall be advanced to a date fixed by the Committee which date shall be no more than 15 days prior to the date of such merger, consolidation, sale or transfer.

     The Company has agreed to indemnify certain holders of the options against certain liabilities resulting from the holders' involvement with the Company.

     401(k) Plan. The Company maintains a 401(k) profit sharing and defined contribution plan (the "401(k) Plan"). All employees of the Company who have reached 21 years of age and who have completed one year of employment are eligible to participate in the 401(k) Plan, pursuant to which each participant may contribute up to 18% of eligible compensation (up to a statutorily prescribed annual limit of $9,500 in 1996). The Company matches 40% of the contributions made by employees to the 401(k) Plan (up to 6% of eligible compensation). All amounts contributed by employee participants and earnings on these contributions are fully vested at all times. Employee participants may elect to invest their contributions in various established funds.

EMPLOYMENT AGREEMENTS

     In December 1996, the Company entered into an agreement with Rajendra B. Vattikuti that will become effective concurrently with this offering, which provides for his employment as President and Chief Executive Officer for an initial term ending on December 31, 2001. On January 1 of each year thereafter, the term is automatically extended for an additional year, unless before such date either party shall notify the other of its refusal to extend the term. The agreement provides for an annual base salary of $350,000, a bonus in an amount not to exceed the base annual salary, to be determined by the Compensation Committee, and benefits under the Company's benefit plans. Special death and disability benefits also are included. The agreement also provides, among other things, that, if Mr. Vattikuti's employment is terminated by the Company with or without cause for any reason other than willful misconduct, or by Mr. Vattikuti under certain conditions (including a change in control as defined in the agreement), the Company will pay to him an amount equal to 2.99 times his annual base salary and bonus in effect immediately prior to such termination. If the Company terminates Mr. Vattikuti's employment for any reason other than willful misconduct, the Company is obligated to provide certain benefits to Mr. Vattikuti over a period of time.

     In December 1996, the Company entered into an agreement with Timothy Manney which provides for his employment as Executive Vice President of Finance and Administration for an initial term ending on December 31, 1999. On January 1 of each year thereafter, the term is automatically extended for an additional year, unless before such date either party shall notify the other of its refusal to extend the term. The agreement provides for an annual base salary of not less than $180,000, a bonus in an amount not to exceed 60% of his base annual salary, to be determined by the Compensation Committee, and benefits under the Company's benefit plans. Special death and disability benefits also are included. The agreement also provides, among other things, that, if Mr. Manney's employment is terminated by the Company without cause, or by Mr. Manney under certain conditions (including a change in control as defined in the agreement), the Company will pay to him an amount equal to 2.5 times his base salary in effect immediately prior to such termination and the greater of his most recent bonus or the bonus received immediately prior to his most recent annual bonus.

                              CERTAIN TRANSACTIONS

     Pursuant to an Agreement (the "Acquisition Agreement") among the Company, JF Electra, CBS Mauritius and Rajendra Vattikuti, on July 19, 1996, JF Electra acquired a 28% interest in CBS Mauritius for approximately $4.0 million. CBS Mauritius concurrently redeemed, for a purchase price of approximately $2.7 million, all of the shares of CBS Mauritius then owned by the India Investment Trust, a revocable grantor trust of which Padmaja Vattikuti, Rajendra Vattikuti's wife, was the grantor and trustee. Also concurrently, Mr. Vattikuti made a capital contribution to CBSI of approximately $1.1 million and loaned the Company approximately $0.6 million. This loan is due December 30, 1996 and bears interest at 8.25% per annum.

     In connection with the investment by JF Electra, the parties to the Acquisition Agreement and CBS India entered into a Shareholders Agreement which gives JF Electra the right, under certain conditions, to convert its shares of
CBS Mauritius into        shares of Common Stock. JF Electra has elected to
convert all of its CBS Mauritius shares into Common Stock and to sell a portion of such shares in this offering. See "Principal and Selling Shareholders."

     During 1993, 1994 and 1995, the Company made non-interest bearing advances totaling $370,000, $87,000 and $177,000, respectively to Mr. Vattikuti. In 1993, $300,000 of these advances were converted into a loan bearing interest at 5% per annum. The outstanding advances and loan were repaid in full in 1995. In 1996, the Company made a non-interest bearing advance of $46,000 to Mr. Vattikuti, which as of September 30, 1996 is outstanding.

     In 1993, 1994 and 1995, and for the nine months ended September 30, 1996, Douglas Land and certain entities affiliated with Mr. Land, earned collectively $30,152, $226,128, $96,370, and $243,566, respectively, for serving as a
Director and providing consulting services to the Company.

     During 1995 and 1996, CBSI provided consulting services to Little Caesars Enterprises, of which one of the former directors of the Company is a principal shareholder. For services rendered, the Company earned approximately $111,000 in 1995 and $205,000 in 1996.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of December 20, 1996, and as adjusted to reflect the sale of the shares offered hereby, by: (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock; (ii) each director of the Company; (iii) each of the Named Executive Officers; and (iv) by all executive officers and directors as a group. Except as noted, all persons listed below have sole voting and investment power with respect to their shares of Common Stock, subject to community property laws where applicable.

                                                  BENEFICIAL                             BENEFICIAL
                                                   OWNERSHIP                              OWNERSHIP
                                               PRIOR TO OFFERING        NUMBER        AFTER OFFERING(1)
                                             ---------------------    OF SHARES     ---------------------
                                             NUMBER OF                  BEING       NUMBER OF
                   NAME                        SHARES      PERCENT     OFFERED        SHARES      PERCENT
Rajendra B. Vattikuti(2)..................                      %                                      %
JF Electra (Mauritius) Limited(3).........                      %                                      %
Timothy S. Manney.........................                      %                                      %
Douglas S. Land...........................                      %                                      %
Frank D. Stella(4)........................                   *                                      *
Daniel S. Rankin..........................                   *                                      *
Nanjappa S. Venugopal.....................                   *                                      *
Roy Ely...................................                   *                                      *
Jennifer Grey.............................                   *                                      *
All directors and executive officers as a
  group (8 persons).......................

-------------------------
 *  Less than 1%.

(1) Assumes no exercise of the Underwriters' over-allotment option to purchase
    up to an aggregate of         shares of Common Stock from the following
    Selling Shareholders: Rajendra Vattikuti (    ), JF Electra (    ), Timothy
    Manney (    ) and Douglas Land (    ).

(2) The address of Mr. Vattikuti is c/o Complete Business Solutions, Inc., 32605 West Twelve Mile Road, Suite #250, Farmington Hills, Michigan 48334.

(3) The address of JF Electra is 4/F Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius.

(4) Includes currently exercisable options to purchase      shares of Common
    Stock.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, no par value per share, and 1,000,000 shares of Preferred Stock, no par value per share. The following description of the capital stock of the Company is a summary, and as such, does not purport to be complete and is subject, and qualified in its entirety by reference to, the more complete descriptions contained in the Restated Articles of Incorporation of the Company, as amended (the "Articles"), and the Bylaws of the Company, as amended (the "Bylaws"), copies of each of which are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part. Upon completion
of this offering, the Company will have                     outstanding shares
of Common Stock and no outstanding shares of Preferred Stock. As of December 20, 1996, there were three record holders of Common Stock.

COMMON STOCK

     The Company's authorized common stock consists of 30,000,000 shares of Common Stock. The holders of Common Stock are entitled to one vote for each share held of record on all matter submitted to a vote of shareholders. Subject to preferences that may be applicable to outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Company's Board of Directors out of funds legally available therefor. Holders of Common Stock have no preemptive, subscription or redemption rights, and there are no conversion or similar rights with respect to such shares. The outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

     The Company is authorized to issue up to 1,000,000 shares of undesignated Preferred Stock. The Board of Directors has the authority to issue the undesignated Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued shares of undesignated Preferred Stock, as well as to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the shareholders. The Board of Directors, without shareholder approval, may issue Preferred Stock with voting and conversion rights which could materially adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock could also decrease the amount of earnings and assets available for distribution to holders of Common Stock. In addition, the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. At present, the Company has no plans to issue any shares of Preferred Stock. See "Risk
Factors -- Anti-Takeover Provisions."

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Continental Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have        shares of
Common Stock outstanding. See "Capitalization." Of these shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by "affiliates" of the Company, as that term is defined under the Securities Act ("Affiliates"), may generally only be sold in compliance with the limitations of Rule 144 described below. All of the remaining shares of Common Stock are restricted securities (the "Restricted Shares") within the meaning of Rule 144 ("Rule 144") under the Securities Act, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption offered by Rule 144.

     The Company's current shareholders have agreed not to sell or otherwise dispose of any of their shares of Common Stock for a period of 180 days after the effective date of this offering (the "Lock-Up Period") without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"). Because
of these restrictions, on the date of this Prospectus, none of the shares, other
than the        shares offered hereby, will be eligible for sale. Beginning after the expiration of the Lock-Up Period (or earlier upon the prior written
consent of DLJ),      of the Restricted Shares may be sold in the public market
subject to Rule 144.

     In general, under Rule 144 of the Securities Act as currently in effect, beginning 90 days after this offering, on (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years, including a person who may be deemed an Affiliate of the Company, may sell within any three-month period a number of shares of Common Stock that does not exceed the greater of 1% of the then outstanding shares of Common Stock of the
Company (     shares after giving effect to this offering) or the average weekly trading volume of the Common Stock as reported through the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 of the Securities Act are subject to certain restrictions relating to manner of sale, notice and the availability of current public information about the Company. In addition, under Rule 144(k) of the Securities Act, a person who is not an Affiliate of the Company at any time 90 days preceding a sale, and who has beneficially owned shares for at least three years, would be entitled to sell such shares immediately following this offering without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144. The Commission has proposed to amend the holding period required by Rule 144 to permit sales of "restricted" securities after one year rather than two years (and two years rather than three years for "non-affiliates" under Rule 144(k)).

     Any employee, officer or director of or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the public information, volume limitation or notice provisions of Rule 144. In both cases, a holder of Rule 701 shares is required to wait until 90 days after the date of this Prospectus before selling such shares.

     The Company intends to file a registration statement on Form S-8 under the
Securities Act to register an aggregate of        shares of Common Stock
reserved for issuance under the Company's 1996 Plan. See "Management -- Employee Benefit Plans -- 1996 Stock Option Plan." Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, unless such shares are subject to vesting restrictions with the Company or the lock-up agreements described above. The Company has granted options to purchase shares under the 1996 Plan to certain key employees and options to purchase shares under the directors formula program of the 1996 Plan.

     Prior to this offering there has been no market for the Common Stock of the Company. The Company can make no prediction as to the effect, if any, that market sales of shares of Common Stock or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant numbers of shares of the Common Stock in the public market, could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Risk Factors -- Shares Eligible for Future Sale."

                                  UNDERWRITING

     Subject to certain terms and conditions of the Underwriting Agreement, the underwriters named below (the "Underwriters"), for whom Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") and Ferris, Baker Watts, Incorporated are acting as representatives (collectively, the "Representatives") have severally agreed to purchase from the Company and the Selling Shareholders, and the Company and the Selling Shareholders have agreed severally to sell to each of the Underwriters, the number of shares of Common Stock (the "Shares") set forth opposite their respective names at the initial public offering price per share less the underwriting discounts and commissions set forth on the cover of this Prospectus.

                                                                                       NUMBER
                                   UNDERWRITERS                                       OF SHARES
Donaldson, Lufkin & Jenrette Securities Corporation................................
Ferris, Baker Watts, Incorporated..................................................

                                                                                       -------
     Total.........................................................................
                                                                                       =======

     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase the Shares are subject to approval of certain legal matters by their counsel and to certain other conditions. If any of the Shares are purchased by the Underwriters pursuant to the Underwriting Agreement, the Underwriters are obligated to purchase all Shares (other than those covered by the over-allotment option described below).

     The Company and the Selling Shareholders have been advised by the Underwriters that they propose to offer the Shares to the public initially at the price to the public set forth on the cover page of this Prospectus and to
certain dealers at such price, less a concession not in excess of $       per
Share. The Underwriters may allow, and such dealers may re-allow, a concession
not in excess of $       per Share to certain other dealers. After this
offering, the offering price and other selling terms may be changed by the Underwriters.

     Pursuant to the Underwriting Agreement, the Selling Shareholders have granted to the Underwriters an option, exercisable not later than 30 calendar days from the date of the Underwriting Agreement, to purchase up to an aggregate
of        additional shares at the initial offering price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions, solely to cover over-allotments.

     To the extent that the Underwriters exercise such option, each of the Underwriters will have a commitment to purchase approximately the same percentage of the option shares as the number of Shares to be purchased by it shown in the above table bears to the total number of Shares shown in the above table, and the Selling Shareholders will be obligated, pursuant to the option, to sell such Shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Shares. If purchased, the Underwriters will sell such additional shares on the same terms as those on which the Shares are being offered.

     The Underwriting Agreement contains covenants of indemnity among the Underwriters, the Company and the Selling Shareholders against certain civil liabilities, including liabilities under the Securities Act.

     The Company and all of its current shareholders have agreed that during the Lock-Up Period they will not, without the prior written consent of DLJ, on behalf of the Underwriters, sell, offer to sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, other than the Shares, except that the Company may grant options under its 1996 Plan, provided that, without the prior written consent of DLJ, such options shall not be exercisable during such period.

     The Representatives have informed the Company and the Selling Shareholders that the Underwriters do not intend to confirm sales to any discretionary accounts without prior specific written approval of the customer.

     Prior to this offering, there has been no public market for the shares of Common Stock. The initial public offering price will be negotiated among the Company, the Selling Shareholders and the Underwriters. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

                                 LEGAL MATTERS

     The validity of the issuance of the Common Stock offered hereby and certain other legal matters in connection with this offering will be passed upon for the Company by Camhy Karlinsky & Stein LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Sachnoff & Weaver, Ltd., Chicago, Illinois.

                                    EXPERTS

     The Consolidated Financial Statements included in this Prospectus and the Consolidated Financial Statement Schedule included in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, to the extent and for the periods as indicated in their reports with respect thereto, and are included therein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement, of which the Prospectus constitutes a part, on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as a part of the Registration Statement. Statements contained in this Prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; reference is made in each instance to the copy of such contract or document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference to such exhibit.

     The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the Commission: Seven World Trade Center, Room 1400, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street N.W., Washington, D.C. 20549, Room 1024, at prescribed rates. The Registration Statement, including the exhibits and schedules thereto, is also available at the Commission's web site at www.sec.gov. Copies of reports, proxy and information statements and other information regarding the Company will be available at the Commission's web site.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
Report of Independent Public Accountants..............................................  F-2
Consolidated Balance Sheets as of December 31, 1994 and 1995 and September 30, 1996
  (unaudited).........................................................................  F-3
Consolidated Statements of Income for the years ended December 31, 1993, 1994 and
  1995, and for the nine months ended September 30, 1995 and 1996 (unaudited).........  F-4
Consolidated Statements of Shareholders' Equity for the years ended December 31, 1993,
  1994 and 1995, and for the nine months ended September 30, 1996 (unaudited).........  F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1993, 1994 and
  1995, and for the nine months ended September 30, 1995 and 1996 (unaudited).........  F-6
Notes to Consolidated Financial Statements............................................  F-7

     After the proposed reverse stock split discussed in Note 15 to Complete Business Solutions, Inc.'s consolidated financial statements is effected, we expect to be in a position to render the following audit report.

                                          Arthur Andersen LLP

April 11, 1996
(except for the matters discussed in
Note 15 for which the date is
               , 1996).

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Complete Business Solutions, Inc.:

     We have audited the accompanying consolidated balance sheets of COMPLETE BUSINESS SOLUTIONS, INC. (a Michigan corporation) and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Complete Business Solutions, Inc. and subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

Detroit, Michigan.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                   DECEMBER 31,                           PRO FORMA
                                                -------------------      SEPTEMBER 30,  SEPTEMBER 30,
                                                 1994        1995         1996          1996 (NOTE 14)
                                                                         (UNAUDITED)       (UNAUDITED)
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER     SHARE DATA)
                   ASSETS
Current assets:
     Cash and cash equivalents...............   $   319     $   830      $ 3,461            $ 3,461
     Accounts receivable, net................    12,332      16,759       19,806             19,806
     Unbilled revenues.......................     2,090         534        2,030              2,030
     Prepaid expenses and other..............       563         531          652                652
                                                --------    --------     --------          --------
          Total current assets...............    15,304      18,654       25,949             25,949
                                                --------    --------     --------          --------
Property and equipment, net..................     3,165       3,571        4,875              4,875
Computer software, net.......................     1,543         992          894                894
Notes receivable -- shareholder..............       519          --           --                 --
Other assets.................................       209         206          220                220
                                                --------    --------     --------          --------
          Total assets.......................   $20,740     $23,423      $31,938            $31,938
                                                ========    ========     ========          ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Accounts payable........................   $   946     $ 1,305      $ 2,156            $ 2,156
     Accrued payroll and related costs.......     3,328       3,895        4,841              4,841
     Revolving credit facility...............     5,450       5,350        6,100             13,000
     Other accrued liabilities...............       807         806          861                861
     Deferred taxes..........................        --          --           --              1,619
     Note payable -- shareholder.............        --          --          608                608
     Current portion of deferred revenue.....       809       1,062        1,209              1,209
     Current portion of long-term debt.......       219         437          528                528
                                                --------    --------     --------          --------
          Total current liabilities..........    11,559      12,855       16,303             24,822
                                                --------    --------     --------          --------
Deferred revenue, less current portion.......       241         299          358                358
Long-term debt, less current portion.........       264         529          388                388
Deferred taxes...............................        --          --           --                593
Minority interest............................       351         552        1,524              1,524
Commitments and contingencies
Shareholders' equity:
     Common stock, no par value, 30,000,000
       shares authorized, 10,000,000 shares
       issued and outstanding................        --          --           --                 --
     Additional paid-in capital..............         1           1        1,101              4,456
     Retained earnings.......................     8,324       9,346       12,467                 --
     Cumulative translation adjustment.......        --        (159)        (203)              (203)
                                                --------    --------     --------          --------
          Total shareholders' equity.........     8,325       9,188       13,365              4,253
                                                --------    --------     --------          --------
          Total liabilities and shareholders'
            equity...........................   $20,740     $23,423      $31,938            $31,938
                                                ========    ========     ========          ========

   The accompanying notes are an integral part of these consolidated balance sheets.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                 NINE MONTHS ENDED
                                                    YEARS ENDED DECEMBER 31,       SEPTEMBER 30,
                                                   ---------------------------   -----------------
                                                    1993      1994      1995      1995      1996
                                                                                    (UNAUDITED)
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
     Professional service fees...................  $41,865   $53,696   $64,635   $48,622   $59,590
     Software products...........................    1,930     2,662     2,764     1,874     1,909
                                                   -------   -------   -------   -------   -------
          Total revenues.........................   43,795    56,358    67,399    50,496    61,499
                                                   -------   -------   -------   -------   -------
Cost of revenues:
     Salaries, wages and employee benefits.......   28,392    36,439    47,127    35,027    40,045
     Contractual services........................    2,541     2,647     2,104     1,963     2,906
     Project travel and relocation...............    2,283     3,195     3,200     2,112     2,395
     Amortization of software and project
       equipment.................................      289       555     1,178       771     1,193
                                                   -------   -------   -------   -------   -------
          Total cost of revenues.................   33,505    42,836    53,609    39,873    46,539
                                                   -------   -------   -------   -------   -------
          Gross profit...........................   10,290    13,522    13,790    10,623    14,960
Selling, general and administrative expenses.....    8,354    10,887    11,824     9,078    11,086
                                                   -------   -------   -------   -------   -------
          Income from operations.................    1,936     2,635     1,966     1,545     3,874
Interest expense.................................      196       345       692       537       446
                                                   -------   -------   -------   -------   -------
          Income before provision for income
            taxes and minority interest..........    1,740     2,290     1,274     1,008     3,428
Provision for income taxes.......................       --        --        --        --       127
Minority interest................................      127       176       252       120       180
                                                   -------   -------   -------   -------   -------
          Net income.............................  $ 1,613   $ 2,114   $ 1,022   $   888   $ 3,121
                                                   =======   =======   =======   =======   =======

                                                                        PRO FORMA INFORMATION --
                                                                          (UNAUDITED) (NOTE 14)
Net income as reported...........................                      $ 1,022   $   888   $ 3,121
Pro forma incremental income tax provision.......                          135       117     1,065
                                                                       -------   -------   -------
Pro forma net income.............................                      $   887   $   771   $ 2,056
                                                                       =======   =======   =======
Pro forma net income per common share............                      $   .07   $   .06   $   .17
                                                                       =======   =======   =======
Pro forma weighted average shares outstanding....                       12,030    12,022    12,402
                                                                       =======   =======   =======

  The accompanying notes are an integral part of these consolidated financial statements.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                       ADDITIONAL              CUMULATIVE        TOTAL
                                                        PAID-IN     RETAINED   TRANSLATION   SHAREHOLDERS'
                                                        CAPITAL     EARNINGS   ADJUSTMENT       EQUITY
                                                                     (DOLLARS IN THOUSANDS)
Balance, December 31, 1992...........................    $    1     $  4,597      $  --         $ 4,598
  Net income.........................................        --        1,613         --           1,613
                                                         ------      -------      -----         -------
Balance, December 31, 1993...........................         1        6,210         --           6,211
  Net income.........................................        --        2,114         --           2,114
                                                         ------      -------      -----         -------
Balance, December 31, 1994...........................         1        8,324         --           8,325
  Net income.........................................        --        1,022         --           1,022
  Translation adjustment.............................        --           --       (159)           (159)
                                                         ------      -------      -----         -------
Balance, December 31, 1995...........................         1        9,346       (159)          9,188
  Net income.........................................        --        3,121         --           3,121
  Translation adjustment.............................        --           --        (44)            (44)
  Capital contribution...............................     1,100           --         --           1,100
                                                         ------      -------      -----         -------
Balance, September 30, 1996 (unaudited)..............    $1,101     $ 12,467      $(203)        $13,365
                                                         ======      =======      =====         =======

  The accompanying notes are an integral part of these consolidated financial statements.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 NINE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                                 ---------------------------     -----------------
                                                  1993      1994      1995        1995      1996
                                                                                    (UNAUDITED)
                                                              (DOLLARS IN THOUSANDS)
Net income.....................................  $ 1,613   $ 2,114   $ 1,022     $   888   $ 3,121
Adjustments to reconcile net income to net cash
  provided by (used in) operating activities:
     Depreciation and amortization.............      783     1,082     1,812       1,305     1,772
     Provision for doubtful accounts...........       76       100       105          79        90
     Minority interest.........................      127       176       252         120       180
     Change in assets and liabilities --
       Accounts receivable and unbilled
          revenues.............................   (3,550)   (3,503)   (3,164)     (6,244)   (4,596)
       Prepaid expenses and other..............     (148)     (170)       29          15      (162)
       Other assets............................     (143)      (33)       (4)        (66)      (14)
       Accounts payable........................     (204)       83       384        (154)      842
       Accrued payroll and related costs and
          other accrued liabilities............    2,100       340       518         668       999
       Deferred revenue........................      (61)      251       312         599       207
       Other...................................       50       125        --          --        --
                                                 -------   -------   -------     -------   -------
          Net cash provided by (used in)
            operating activities...............      643       565     1,266      (2,790)    2,439
                                                 -------   -------   -------     -------   -------
Cash flows from investing activities:
     Investment in computer software...........     (595)     (313)       --          --      (566)
     Purchases of property and equipment.......     (912)   (2,155)   (1,618)     (1,350)   (2,411)
     Net repayments (advances) on notes
       receivable -- shareholder...............     (213)       54       519         (13)       --
                                                 -------   -------   -------     -------   -------
          Net cash used in investing
            activities.........................   (1,720)   (2,414)   (1,099)     (1,363)   (2,977)
                                                 -------   -------   -------     -------   -------
Cash flows from financing activities:
     Net borrowings (payments) on revolving
       credit facility.........................    1,650     1,500      (100)      3,850       750
     Proceeds from issuance of long-term
       debt....................................       --       500       828         811       356
     Proceeds from issuance of note payable --
       shareholder.............................       --        --        --          --       608
     Payments on long-term debt................     (214)     (257)     (346)       (260)     (406)
     Proceeds from sale of stock in subsidiary,
       net.....................................       --        --        --          --     3,500
     Repurchase of stock in subsidiary.........       --        --        --          --    (2,708)
     Capital contribution......................       --        --        --          --     1,100
                                                 -------   -------   -------     -------   -------
          Net cash provided by financing
            activities.........................    1,436     1,743       382       4,401     3,200
                                                 -------   -------   -------     -------   -------
Effect of exchange rate changes on cash........       --        --       (38)        (44)      (31)
                                                 -------   -------   -------     -------   -------
Increase (decrease) in cash and cash
  equivalents..................................      359      (106)      511         204     2,631
Cash and cash equivalents at beginning of
  period. .....................................       66       425       319         319       830
                                                 -------   -------   -------     -------   -------
Cash and cash equivalents at end of period. ...  $   425   $   319   $   830     $   523   $ 3,461
                                                 =======   =======   =======     =======   =======

  The accompanying notes are an integral part of these consolidated financial statements.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   (ALL INFORMATION FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Operations

     Complete Business Solutions, Inc. (the Company) was founded in 1985. The Company is a worldwide provider of information technology (IT) services to large and mid-size organizations. The Company offers its clients a broad range of IT services, from advising clients on strategic technology plans to developing and implementing appropriate IT solutions.

     The Risk Factors on pages 6 to 11 of this Registration Statement are incorporated herein by reference.

     Unaudited Consolidated Financial Statements

     The accompanying consolidated balance sheet as of September 30, 1996 and consolidated statements of income, cash flows and shareholders' equity for the nine months ended September 30, 1995 and 1996 are unaudited, but in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation thereof. The results of operations for the nine months ended September 30, 1995 and 1996 are not necessarily indicative of results to be expected for the full year.

     Common Stock

     The Company has effected a 10,000-for-1 forward stock split and an increase in the authorized capital to 30,000,000 shares of Common Stock. Accordingly, the Company's shareholders' equity accounts and the number of shares in the accompanying consolidated financial statements and notes thereto have been retroactively restated to give effect to the stock split and increase in the number of authorized shares of Common Stock.

     Principles of Consolidation and Organization

     The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in the accompanying consolidated financial statements.

     Through July 1996, the Company held a 76% interest in Complete Business Solutions (India) Private Limited (CBS India) with the remaining 24% interest held by an entity affiliated with the Company's shareholder (affiliated entity). In July 1996, the Company formed CBS Complete Business Solutions (Mauritius) Limited (CBS Mauritius) and the Company and the affiliated entity each contributed its ownership interest in CBS India for a similar interest in CBS Mauritius.

     In July 1996, CBS Mauritius sold an ownership interest to an unrelated entity for approximately $3,500, net of transaction costs. Simultaneously, CBS Mauritius repurchased its stock held by the affiliated entity for approximately $2,708 and the Company made a capital contribution of $1,708 to CBS Mauritius. The net loss on this transaction was not material. As of September 30, 1996, the Company owns 72% and the unrelated entity owns 28% of CBS Mauritius, which owns 100% of CBS India.

     The 28% shareholder of CBS Mauritius has an option to convert its ownership interest in CBS Mauritius into an 8.5% ownership interest in the Company during the option period as specified in the CBS Mauritius shareholders agreement. This 8.5% ownership interest was calculated based upon the outstanding shares of the Company on the date of the shareholders agreement. This option will be exercised in connection with the Company's contemplated initial public offering. Upon conversion, the Company will issue additional shares of Common Stock and acquire all outstanding minority shares of CBS Mauritius. The acquisition of the minority

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

shares will be accounted for under the purchase method of accounting. The excess of the aggregate purchase price over the fair value of the net assets acquired will be recognized as goodwill. See Note 16 for further discussion on the pro forma effects of this transaction.

     Foreign Currency

     For significant foreign operations, the local currencies have been designated as the functional currencies. The financial statements of these subsidiaries are translated into U.S. dollars using exchange rates in effect at year end for assets and liabilities and at the average rate during the year for revenues and expenses. The resulting foreign currency translation adjustment is reflected as a separate component of shareholders' equity as of December 31, 1995 and September 30, 1996. The translation adjustment as of December 31, 1994 was not material.

     Transaction gains and losses, which were not significant in the periods presented, are reflected in the consolidated statements of income.

     Cash and Cash Equivalents

     Cash and cash equivalents include investments in highly liquid money market funds with an initial maturity of three months or less.

     Financial Instruments

     The fair values and carrying amounts of certain of the Company's financial instruments, primarily accounts receivable and payable, are approximately equivalent. These financial instruments are classified as current and will be liquidated within the next operating cycle.

     The carrying amount for the revolving credit facility and certain long-term debt approximates fair value due to the variable rate of interest on these notes. The fair value of the fixed-rate debt, which approximates the carrying value, has been estimated based on current rates offered to the Company for debt of the same remaining maturities.

     Accounting for Stock-Based Compensation

     Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, was issued in October 1995. The Company will be required to adopt the new standard for the year ended December 31, 1996, although early adoption is permitted. This standard establishes the fair value based method (the SFAS 123 Method) rather than the intrinsic value based method as the preferred accounting methodology for stock-based compensation arrangements. Entities are allowed to: (i) continue to use the intrinsic value based methodology in their basic financial statements and provide in the footnotes pro forma net income and earnings per share information as if the SFAS 123 Method had been adopted; or (ii) adopt the SFAS 123 Method. The Company plans to adopt this statement by providing the required pro forma disclosures in the footnotes.

     Property and Equipment

     Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the expected life of the asset or term of the lease, whichever is shorter.

     Revenue Recognition

     The Company recognizes professional service fee revenue on time-and-materials contracts as the services are performed for the clients. Revenues on fixed-priced contracts are recognized using the percentage of

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

completion method. Percentage of completion is determined by relating the actual cost of work performed to date to the estimated total cost for each contract. If the estimate indicates a loss on a particular contract, a provision is made for the entire estimated loss without reference to the percentage of completion.

     Software products revenue consists of both license revenue and maintenance revenue. License revenue is recognized when both a software license agreement is signed and the software has been shipped and made available to the customer. Maintenance revenue is recorded as deferred revenue in the consolidated balance sheets when invoiced and is recognized over the term of the maintenance contract, generally one to three years.

     Unbilled Revenues

     Unbilled revenues represent costs incurred and related earnings not currently billable under the terms of the contract. These amounts are expected to be billed and collected over a period of less than twelve months.

     Computer Software

     The Company performs research to develop software for various business applications. The costs of such research are charged to expense when incurred. When the technological feasibility of the product is established, subsequent costs are capitalized and amortized using the straight-line method over the estimated economic life of the product, generally three years. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenue, estimated economic product lives and changes in software and hardware technology. The policy is reevaluated and adjusted as necessary at the end of each accounting period. On an ongoing basis, management reviews the valuation and amortization of capitalized development costs. As part of this review, the Company considers the value of future cash flows attributable to the capitalized development costs in evaluating potential impairment of the asset. The amortization of software development costs was $289, $371 and $551 for the years ended December 31, 1993, 1994 and 1995, respectively, and $414 and $664 for the nine months ended September 30, 1995 and 1996, respectively.

     Accumulated amortization on computer software amounted to $884, $1,392 and $1,491 as of December 31, 1994 and 1995 and September 30, 1996, respectively.

     Amounts capitalized were $595 and $313 for the years ended December 31, 1993 and 1994, respectively, and $566 for the nine months ended September 30, 1996. No amounts were capitalized during the year ended December 31, 1995.

     Amounts charged to expense for research and development of computer software were not material in the periods presented.

     Income Taxes

     The Company and its shareholders have elected to be taxed under the provisions of Sub-Chapter S of the United States Internal Revenue Code. Under those provisions, the shareholders are liable for individual Federal income taxes on the Company's taxable income. As a result, no provision for United States income taxes has been included in the accompanying statements of income.

     CBS Mauritius is incorporated in Mauritius and is not subject to income taxes. CBS India is an Indian corporation subject to income taxes. CBS India's operating facilities are located in a free trade zone. Under the Indian Income Tax Act of 1961, the entire profits of a company situated in a free trade zone are exempt from income tax for a period of five consecutive years within the first eight years of operations, at the option of the Company. The Company has opted for this exemption for the years ended March 31, 1992 to March 31, 1996 for its original facility in India. Two other facilities were opened during 1995 and 1996. These facilities

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

are exempt from income tax until 2000 and 2001, respectively. CBS India also receives various export deductions at all three facilities reducing its regular taxable income. As a result, other than the minimum alternative tax discussed below, no tax provision related to the CBS India income has been required.

     During 1996, the government of India instituted a minimum alternative tax with an effective rate of approximately 13% of CBS India's income. This tax provision has been included in the consolidated statement of income for the nine months ended September 30, 1996 as a provision for income taxes.

     Termination of S Corporation Election

     Certain events, including the public offering of the Company's Common Stock, will automatically terminate its S corporation status, thereby subjecting future income to Federal and state income taxes at the corporate level. Due to temporary differences in recognition of revenue and expenses, income for financial reporting purposes has exceeded income for income tax purposes. Accordingly, the application of the provisions of SFAS No. 109, "Accounting for Income Taxes" will result in the recognition of deferred tax liabilities and a corresponding charge to expense in the period in which the initial public offering occurs. If the S corporation status had been terminated as of September 30, 1996, this liability would have been approximately $4,683. As a result of certain tax elections made by the Company, approximately $2,471 of this liability will be payable by the shareholders. The remaining liability of approximately $2,212 will be paid by the Company over a period of four years. This liability has been reflected as deferred taxes in the accompanying consolidated pro forma balance sheet as of September 30, 1996.

     Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. ACCOUNTS RECEIVABLE AND CONCENTRATION OF CREDIT RISK

     Allowance for doubtful accounts was $100, $162 and $184 at December 31, 1994 and 1995 and September 30, 1996, respectively.

     The Company's largest client represents 21%, 18%, and 10% of accounts receivable as of December 31, 1994 and 1995 and September 30, 1996, respectively, and represents 24%, 29% and 19% of total revenues for the years ended December 31, 1993, 1994 and 1995, respectively, and 24% and 12% for the nine months ended September 30, 1995 and 1996, respectively. Revenues from this client are generated by multiple projects for various end users. No other client accounted for more than 10% of revenues in the periods presented. In addition, 74%, 80%, and 82% of total revenues in each year for the years ended December 31, 1993, 1994, and 1995, respectively, and 82% and 84% of total revenues in each period for the nine months ended September 30, 1995 and 1996, respectively, were generated from existing clients from the previous fiscal year.

     The Company grants credit to clients based upon management's assessment of their creditworthiness. Substantially all of the Company's revenues (and the resulting accounts receivable) are from large and mid-size companies, major systems integrators and governmental agencies.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

3. PROPERTY AND EQUIPMENT

     As of December 31, 1994 and 1995 and September 30, 1996, property and equipment consisted of the following:

                                                     DECEMBER 31,      SEPTEMBER 30,   ESTIMATED
                                                   -----------------       1996          USEFUL
                                                    1994      1995      (UNAUDITED)      LIVES
    Equipment....................................  $ 3,610   $ 4,422      $ 5,217       3-5 years
    Buildings....................................       --        58          848        31 years
    Purchased software...........................      967     1,432        1,853       3-5 years
    Furniture and fixtures.......................      464       656          867       5-7 years
    Leasehold improvements.......................      127       230          323         5 years
    Automobiles..................................       75        84          185         5 years
                                                   -------   -------      -------
                                                     5,243     6,882        9,293
    Accumulated depreciation.....................   (2,078)   (3,311)      (4,418)
                                                   -------   -------      -------
    Property and equipment, net..................  $ 3,165   $ 3,571      $ 4,875
                                                   =======   =======      =======

4. RELATED PARTY TRANSACTIONS

     During July 1996, the shareholder loaned $608 to the Company in exchange for a note. The note is short-term and bears interest at the weighted average interest rate on borrowings under the Company's credit arrangement.

     The Company entered into two note arrangements aggregating $660 with its shareholder with a weighted average interest rate of approximately 6%. The amount outstanding on the notes was $574 as of December 31, 1994. These notes were repaid during 1995.

     The Company provided services to a client whose principal shareholder was a former director of the Company. The Company received approximately $111 and $205 for these services in 1995 and for the nine months ended September 30, 1996, respectively. No services were provided to this client for the years ended December 31, 1993 and 1994.

     The Company expensed approximately $30, $226 and $96 for the years ended December 31, 1993, 1994 and 1995, respectively, and $244 for the nine months ended September 30, 1996, respectively, for consulting services to an affiliate of an outside director.

     The above transactions were at prices and terms believed to be equivalent to those available from unrelated parties.

5. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

     Cash paid for interest for the years ended December 31, 1993, 1994 and 1995 was $223, $404 and $705 respectively, and $523 and $444 for the nine months ended September 30, 1995 and 1996, respectively. There were no income taxes paid during the periods presented.

6. REVOLVING CREDIT FACILITY

     Under a credit arrangement with a commercial bank, the Company may borrow an amount not to exceed the lesser of $16,000 or 80% of trade accounts receivable less than 90 days outstanding at the bank's prime interest rate, or a Eurodollar rate. At December 31, 1994 and 1995 and September 30, 1996, the permitted borrowings under the agreement were approximately $10,000, $10,500, and $15,500, respectively. The borrowings under the facility are short-term and are secured by trade accounts receivable of the Company.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The balance outstanding under this agreement at December 31, 1994 and 1995 and September 30, 1996 was $5,450, $5,350, and $6,100, respectively. Average month-end outstanding borrowings under these arrangements were $3,541, $4,862 and $7,231 for the years ended December 31, 1993, 1994 and 1995, respectively, and $7,345 and $6,135 for the nine months ended September 30, 1995 and 1996, respectively. The weighted average interest rate on the outstanding borrowings was 8.5%, 7.9% and 7.6% at December 31, 1994 and 1995 and September 30, 1996,
respectively.

     The Company also has a working capital facility aggregating $3,000 with a commercial bank at the bank's prime interest rate (8.5%, 8.5% and 8.25% at December 31, 1994 and 1995 and September 30, 1996, respectively). The borrowings under the facility are due on demand and secured by all assets of the Company. No amounts have been borrowed under this facility during the periods presented.

     The credit agreements contain various restrictive covenants which, among other items, require the Company to maintain certain levels of tangible net worth and a current ratio.

7. LONG-TERM DEBT

     As of December 31, 1994 and 1995 and September 30, 1996, long-term debt consisted of the following:

                                                                 1994     1995        1996
                                                                                   (UNAUDITED)
    Note payable to a bank, payable in monthly installments of
      $15 plus interest at 9.6% through March 1998,
      collateralized by equipment.............................   $  --    $ 408       $ 248
    Note payable to a bank, payable in monthly installments of
      $14 plus interest at prime plus .25% (8.75%, 8.75% and
      8.5% at December 31, 1994 and 1995 and September 30,
      1996, respectively) through July 1997, collateralized by
      equipment...............................................     431      278         139
    Note payable to a bank, payable in monthly installments of
      $8 plus interest at prime (8.5% and 8.25% at December
      31, 1995 and September 30, 1996, respectively) through
      August 1998, collateralized by equipment................      --      262         183
    Note payable to a bank, payable in monthly installments of
      $10 plus interest at prime (8.25% at September 30, 1996)
      through August 1999, collateralized by equipment........      --       --         346
    Other.....................................................      52       18          --
                                                                 -----    -----       -----
                                                                   483      966         916
    Less -- Current portion...................................    (219)    (437)       (528)
                                                                 -----    -----       -----
                                                                 $ 264    $ 529       $ 388
                                                                 =====    =====       =====

     Maturities of the principal amounts outstanding at December 31, 1995 are as follows:

    1996......................................................................     $ 437
    1997......................................................................       382
    1998......................................................................       130
    1999......................................................................         1
    2000......................................................................         1
    2001 and thereafter.......................................................        15
                                                                                    ----
                                                                                   $ 966
                                                                                    ====

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Subsequent to December 31, 1995, the Company entered into an additional note payable with a bank with annual principal payments of $119 beginning September 1996 through August 1999. These payments have not been reflected in the above schedule.

8. SELF-INSURANCE

     The Company is self-insured for health and dental benefits up to $70 per occurrence. Insurance coverage is carried for risks in excess of this amount. The Company has recognized health and dental benefits expense of approximately $1,376, $1,702 and $1,691 for the years ended December 31, 1993, 1994 and 1995, respectively, and $1,323 and $1,656 for the nine months ended September 30, 1995 and 1996, respectively. Estimated claims incurred but not reported were $251, $282 and $255 as of December 31, 1994 and 1995 and September 30, 1996, respectively, and are included in other accrued liabilities in the accompanying consolidated balance sheets. There are no receivables from insurance carriers as of December 31, 1994 and 1995 and September 30, 1996.

9. LEASES

     The Company leases its headquarters, regional offices, equipment and certain automobiles under noncancelable, long-term operating leases.

     Rent expense for the years ended December 31, 1993, 1994 and 1995 amounted to approximately $458, $720 and $1,005, respectively, and $765 and $743 for the nine months ended September 30, 1995 and 1996, respectively. The future minimum lease payments required under these operating leases for the years ending December 31, are as follows:

    1996......................................................................     $   706
    1997......................................................................         718
    1998......................................................................         627
    1999......................................................................         703
    2000......................................................................         731
    Thereafter................................................................         759
                                                                                    ------
                                                                                   $ 4,244
                                                                                    ======

     Subsequent to December 31, 1995, the Company entered into additional operating lease agreements. The following schedule includes these additional lease commitments:

    Three months ended December 31, 1996......................................     $   246
    Year ended December 31:
      1997....................................................................         956
      1998....................................................................         813
      1999....................................................................         905
      2000....................................................................         939
      2001....................................................................         921
      Thereafter..............................................................       1,355
                                                                                    ------
                                                                                   $ 6,135
                                                                                    ======

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

10. STOCK OPTIONS

     The Company maintains a Stock Option Plan (the Plan). Under the Plan, eligible employees and directors may be granted either Incentive Stock Options
(ISOs) or Non-Incentive Stock Options (NISOs) at the discretion of the Board of Directors. There are 2,732,500 shares of Common Stock authorized for grant under the Plan. Options under the Plan are granted at fair value on the date of grant as determined by an independent appraisal, therefore, no compensation expense has been recognized.

     The stock option agreements provide for the option holder to exercise the options in exchange for a promissory note payable to the Company over a period of at least five years for NISOs and at least two years for ISOs. These notes are full recourse and bear interest at the prime rate of interest determined at the date of exercise.

     During 1995, the Company granted 1,125,000 NISOs at $2.50 per share. During the nine months ended September 30, 1996, an additional 40,000 NISOs were granted at $5.00 per share. These options vest over periods ranging from one to four years. As of September 30, 1996, none of the NISOs were exercisable. No NISOs were exercised, canceled or expired during the year ended December 31, 1995 and the nine-month period ended September 30, 1996.

     During the nine months ended September 30, 1996, the Company granted 460,500 ISOs at $5.00 per share under the Plan. These options vest over periods ranging from three to four years. As of September 30, 1996, none of the ISOs were exercisable. No ISOs were exercised, canceled or expired during the nine months ended September 30, 1996.

11. COMMITMENTS AND CONTINGENCIES

     The Company is, from time to time, a party to ordinary, routine litigation incidental to the Company's business. After discussion with its legal counsel, the Company does not believe that the ultimate resolution of any existing matter will have a material adverse effect on its financial condition, results of operations or cash flows.

12. BENEFIT PLAN

     The Company maintains the Complete Business Solutions, Inc. Incentive Savings Plan and Trust (the Savings Plan). All employees of the Company are eligible to participate in the Savings Plan once they have completed one year of service and have attained age 21.

     The Savings Plan is a defined contribution plan, qualified as a profit sharing plan under Section 401(k) of the Internal Revenue Code. The Savings Plan allows eligible employees to contribute up to 18% of their compensation with the Company matching a percentage of the contributions. The matching contribution percentages and maximum Company match (as a percentage of the participant's compensation) for each plan year are as follows:

                                                            MATCHING
                                                            COMPANY            MAXIMUM COMPANY
                                                          CONTRIBUTION              MATCH
    1993...............................................     15%                  0.9%
    1994...............................................     30%                  1.8%
    1995...............................................     40%                  2.4%
    1996...............................................     40%                  2.4%

     Matching contributions made by the Company amounted to approximately $65, $183 and $301 for the years ended December 31, 1993, 1994 and 1995, respectively, and $244 and $302 for the nine months ended

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

September 30, 1995 and 1996, respectively. The Company may also make an additional contribution, at its discretion, to the Savings Plan. No such additional contributions have been made to date.

13. GEOGRAPHIC OPERATIONS INFORMATION

     The following table summarizes selected financial information of the Company's operations by geographic location:

                                                                               NINE MONTHS ENDED
                                                YEARS ENDED DECEMBER 31,         SEPTEMBER 30,
                                              -----------------------------    ------------------
                                               1993       1994       1995       1995       1996
                                                                                  (UNAUDITED)
    Revenues:
      United States........................   $42,658    $55,220    $65,906    $49,095    $59,740
      International........................     1,251      2,645      4,586      3,436      4,202
      Intercompany.........................      (114)    (1,507)    (3,093)    (2,035)    (2,443)
                                              -------    -------    -------    -------    -------
           Total...........................   $43,795    $56,358    $67,399    $50,496    $61,499
                                              =======    =======    =======    =======    =======
    Income from operations:
      United States........................   $ 1,493    $ 1,927    $   844    $   781    $ 2,945
      International........................       443        708      1,122        764        929
                                              -------    -------    -------    -------    -------
           Total...........................   $ 1,936    $ 2,635    $ 1,966    $ 1,545    $ 3,874
                                              =======    =======    =======    =======    =======
    Identifiable assets:
      United States........................   $15,227    $19,580    $21,731    $24,930    $26,412
      International........................       804      1,160      1,692      2,195      5,526
                                              -------    -------    -------    -------    -------
           Total...........................   $16,031    $20,740    $23,423    $27,125    $31,938
                                              =======    =======    =======    =======    =======

14. PRO FORMA AND SUPPLEMENTAL NET INCOME PER COMMON SHARE (UNAUDITED)

     Pro Forma Statement of Income Information

     The pro forma adjustments for the incremental income tax provision included in the accompanying consolidated statements of income reflects the additional provision for Federal and state income taxes at the effective income tax rate as if the Company had been taxed as a C corporation and no foreign tax holidays had been granted during the periods presented. The differences between the United States Federal statutory rate and the consolidated effective rate are as follows:

                                                                                 NINE MONTHS
                                                                YEAR ENDED          ENDED
                                                               DECEMBER 31,     SEPTEMBER 30,
                                                               ------------    ----------------
                                                                   1995        1995        1996
    Statutory Federal income tax rate.......................        34.0%       34.0%      34.0%
    State income taxes, net of Federal tax effect...........         3.0         3.0        3.0
    Tax rate differences on foreign earnings not subject to
      U.S. tax..............................................       (26.6)      (26.6)      (1.1)
    Other...................................................         2.8         2.8        0.8
                                                                   -----       -----       ----
                                                                    13.2%       13.2%      36.7%
                                                                   =====       =====       ====

     The Company considers all undistributed earnings of foreign subsidiaries to be permanently invested. Therefore, no United States income taxes have been provided on these earnings.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Pro forma weighted average shares outstanding is based on the following:
(i) the weighted average number of shares of Common Stock outstanding; (ii) the dilutive effect of outstanding Common Stock equivalents; (iii) the stock options and convertible shares issued during the twelve months immediately preceding the offering date (using the treasury stock method and the mid-point of the proposed initial public offering price per share) for all periods presented; and (iv) the sale of a sufficient number of shares of the Company's common stock necessary to provide funds to pay the cash portion of the S corporation distribution.

     Pro forma fully diluted earnings per share approximates primary earnings per share for the year ended December 31, 1995 and for the nine months ended September 30, 1995 and 1996.

     Pro Forma Balance Sheet

     Due to the anticipated termination of the Company's S corporation status, the accompanying pro forma consolidated balance sheet as of September 30, 1996 reflects the distribution to the Company's shareholders of $6,900 through additional borrowings under the revolving credit facility, along with the recording of deferred tax liabilities. The pro forma consolidated balance sheet also reflects the reclassification of undistributed earnings in the Company to additional paid-in capital.

     Supplemental

     Supplemental net income per common share reflects: (i) pro forma net income; (ii) the elimination of interest expense related to the use of proceeds, net of related income tax effects using an assumed effective tax rate; and (iii) the issuance of shares of Common Stock, the net proceeds of which are used to repay indebtedness. Supplemental net income for the year ended December 31, 1995 and the nine months ended September 30, 1995 and 1996 was $1,515, $1,258 and $2,355, respectively. Supplemental net income per common share for the same periods was $.12, $.10, and $.18, respectively.

15. SUBSEQUENT EVENTS

     In connection with the proposed initial public offering by the Company, subsequent to September 30, 1996, the following transactions are anticipated to occur:

          (i) termination of the Company's S corporation status as described in
     Note 1. In connection with this termination, the Company will be required to record deferred tax liabilities with a corresponding tax provision in accordance with SFAS 109 in the period the termination occurs;

          (ii) a reverse stock split of 1-for-      shares;

          (iii) the issuance of 930,000 shares of the Company's Common Stock in exchange for the 28% minority interest in CBS Mauritius;

          (iv) the exercise by certain option holders of 850,000 options and the Company will loan the option holders approximately $2,125.

16. INITIAL PUBLIC OFFERING AND RELATED TRANSACTIONS (UNAUDITED)

     On December 20, 1996, the Company filed a Registration Statement on Form S-1 with the Securities and Exchange Commission for the sale of its Common Stock. The net proceeds to the Company from this offering are intended to be used for: the repayment of existing debt estimated to be $7,000; payment of undistributed S corporation earnings estimated to be $6,900; expansion of existing operations, including the Company's offshore software development operations; development of new service lines and possible acquisitions of related businesses; and general corporate purposes, including working capital.

     The unaudited pro forma consolidated balance sheet shown below as of September 30, 1996 gives effect to the following transactions as if such transactions occurred on that date: (i) the sale of shares of Common

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Stock by the Company and the application of the estimated net proceeds therefrom; (ii) recording of deferred tax liabilities upon termination of the Company's S corporation status; (iii) the transfer of undistributed retained earnings to additional paid-in capital; (iv) issuance of 930,000 shares of Common Stock in exchange for the 28% minority interest in CBS Mauritius, including the elimination of the minority interest; and (v) the exercise of 850,000 stock options in exchange for notes.

                                                                       SEPTEMBER 30, 1995
                                                             --------------------------------------
                                                             HISTORICAL    ADJUSTMENTS    PRO FORMA
    Current assets:
      Cash and cash equivalents...........................    $  3,461       $22,284       $25,745
      Other...............................................      22,488            --        22,488
                                                               -------       -------       -------
           Total current assets...........................      25,949        22,284        48,233
                                                               -------       -------       -------
    Property and equipment, net...........................       4,875            --         4,875
    Computer software, net................................         894            --           894
    Goodwill..............................................          --         4,252         4,252
    Other assets..........................................         220            --           220
                                                               -------       -------       -------
           Total assets...................................    $ 31,938       $26,536       $58,474
                                                               =======       =======       =======
    Current liabilities:
      Current portion of long-term debt...................    $    528       $  (528)      $    --
      Revolving credit facility...........................       6,100        (6,100)           --
      Deferred taxes......................................          --         1,619         1,619
      Other...............................................       9,675            --         9,675
                                                               -------       -------       -------
           Total current liabilities......................      16,303        (5,009)       11,294
                                                               -------       -------       -------
    Deferred revenue......................................         358            --           358
    Long-term debt........................................         388          (388)           --
    Deferred taxes........................................          --           593           593
    Minority interest.....................................       1,524        (1,524)           --
    Shareholders' equity:
      Common stock........................................          --            --            --
      Additional paid-in capital..........................       1,101        47,456        48,557
      Retained earnings...................................      12,467       (12,467)           --
      Stock subscription receivable.......................          --        (2,125)       (2,125)
      Cumulative translation adjustment...................        (203)           --          (203)
                                                               -------       -------       -------
           Total shareholders' equity.....................      13,365        32,864        46,229
                                                               -------       -------       -------
           Total liabilities and shareholders' equity.....    $ 31,938       $26,536       $58,474
                                                               =======       =======       =======

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The unaudited pro forma consolidated statements of income shown below for the year ended December 31, 1995 and for the nine months ended September 30, 1995 and 1996, give effect to the following transactions as if such transactions had occurred as of the beginning of the periods:

          (i) amortization of goodwill over a period of 25 years as a result of the Company's purchase of the 28% minority interest in CBS Mauritius, including the elimination of the minority interest;

          (ii) elimination of interest expense to give effect to the repayment of the Company's revolving credit facility and long-term debt;

          (iii) provision for Federal and state income taxes at the effective income tax rate as if the Company had been taxed as a C corporation and no foreign tax holidays had been granted during the periods presented. The tax provision was computed as follows:

                                                                                 NINE MONTHS
                                                              YEAR ENDED       ENDED SEPTEMBER
                                                             DECEMBER 31,            30,
                                                             ------------      ---------------
                                                                 1995          1995       1996
Statutory Federal income tax rate.........................        34.0%         34.0%     34.0%
State income taxes, net of Federal tax effect.............         3.0           3.0       3.0
Tax rate differences on foreign earnings not subject to
  U.S. tax................................................       (26.6)        (26.6)     (1.1)
Amortization of goodwill..................................         7.0           7.0       1.6
Other.....................................................         2.8           2.8       0.8
                                                                  ----          ----      ----
                                                                  20.2%         20.2%     38.3%
                                                                  ====          ====      ====

          (iv) reflects pro forma weighted average shares of Common Stock, plus the portion of Common Stock offered hereby needed to generate proceeds sufficient to repay the Company's revolving credit facility and long-term debt at the end of each period.

                                                                 YEAR ENDED DECEMBER 31, 1995
                                                             -------------------------------------
                                                                                             PRO
                                                             HISTORICAL    ADJUSTMENTS      FORMA
Revenues..................................................    $ 67,399        $  --        $67,399
Cost of revenues..........................................      53,609           --         53,609
                                                               -------        -----        -------
  Gross profit............................................      13,790           --         13,790
Selling, general and administrative expenses..............      11,824           --         11,824
Amortization of goodwill..................................          --          170            170
                                                               -------        -----        -------
  Income from operations..................................       1,966         (170)         1,796
Interest expense (income).................................         692         (724)           (32)
                                                               -------        -----        -------
  Income before provision for income taxes and minority
     interest.............................................       1,274          554          1,828
Provision for income taxes................................          --          368            368
Minority interest.........................................         252         (252)            --
                                                               -------        -----        -------
  Net income..............................................    $  1,022        $ 438        $ 1,460
                                                               =======        =====        =======
Pro forma net income per share............................          --           --        $  0.11
                                                                                           =======
Pro forma weighted average shares outstanding.............          --           --         12,935
                                                                                           =======

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                       NINE MONTHS ENDED
                                                                      SEPTEMBER 30, 1995
                                                             -------------------------------------
                                                                                             PRO
                                                             HISTORICAL    ADJUSTMENTS      FORMA
Revenues..................................................    $ 50,496        $  --        $50,496
Cost of revenues..........................................      39,873           --         39,873
                                                               -------        -----        -------
  Gross profit............................................      10,623           --         10,623
Selling, general and administrative expenses..............       9,078           --          9,078
Amortization of goodwill..................................          --          128            128
                                                               -------        -----        -------
  Income from operations..................................       1,545         (128)         1,417
Interest expense (income).................................         537         (561)           (24)
                                                               -------        -----        -------
  Income before provision for income taxes and minority
     interest.............................................       1,008          433          1,441
Provision for income taxes................................          --          291            291
Minority interest.........................................         120         (120)            --
                                                               -------        -----        -------
  Net income..............................................    $    888        $ 262        $ 1,150
                                                               =======        =====        =======
Pro forma net income per share............................                                 $  0.09
                                                                                           =======
Pro forma weighted average shares outstanding.............                                  12,926
                                                                                           =======

                                                                       NINE MONTHS ENDED
                                                                      SEPTEMBER 30, 1996
                                                             -------------------------------------
                                                                                             PRO
                                                             HISTORICAL    ADJUSTMENTS      FORMA
Revenues..................................................    $ 61,499       $    --       $61,499
Cost of revenues..........................................      46,539            --        46,539
                                                               -------        ------       -------
  Gross profit............................................      14,960            --        14,960
Selling, general and administrative expenses..............      11,086            --        11,086
Amortization of goodwill..................................          --           128           128
                                                               -------        ------       -------
  Income from operations..................................       3,874          (128)        3,746
Interest expense (income).................................         446          (473)          (27)
                                                               -------        ------       -------
  Income before provision for income taxes and minority
     interest.............................................       3,428           345         3,773
Provision for income taxes................................         127         1,317         1,444
Minority interest.........................................         180          (180)           --
                                                               -------        ------       -------
  Net income..............................................    $  3,121       $  (792)      $ 2,329
                                                               =======        ======       =======
Pro forma net income per share............................                                 $  0.18
                                                                                           =======
Pro forma weighted average shares outstanding.............                                  13,307
                                                                                           =======

================================================================================

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                            ------------------------
                               TABLE OF CONTENTS

                                           PAGE
Prospectus Summary........................   3
Risk Factors..............................   6
The Company...............................  11
Use of Proceeds...........................  12
S Corporation Distribution................  12
Dividend Policy...........................  13
Capitalization............................  13
Dilution..................................  14
Selected Financial Data...................  15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................  16
Business..................................  20
Management................................  30
Certain Transactions......................  34
Principal and Selling Shareholders........  35
Description of Capital Stock..............  36
Shares Eligible for Future Sale...........  36
Underwriting..............................  38
Legal Matters.............................  39
Experts...................................  39
Additional Information....................  39
Index to Financial Statements............. F-1

                            ------------------------

     UNTIL             , 1997 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING),
ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

================================================================================

================================================================================

                                             SHARES

[CBSI LOGO]

                                 COMMON STOCK









                           ------------------------
                                  PROSPECTUS
                           ------------------------










                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                             FERRIS, BAKER WATTS
                                 INCORPORATED

                                           , 1997

================================================================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company.

        Securities and Exchange Commission registration fee................   $ 19,341
        National Association of Securities Dealers, Inc. fee...............      6,882
        Nasdaq National Market listing fee.................................      *
        Printing expenses..................................................      *
        Legal fees and expenses............................................      *
        Blue sky fees and expenses.........................................      *
        Accountants' fees and expenses.....................................      *
        Miscellaneous......................................................      *
                                                                              --------
             Total.........................................................   $750,000
                                                                              ========

-------------------------
* Estimated.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Bylaws require the Company to indemnify any director, officer, former director or officer of the Company or any person who may have served at the request of the Company as a director or officer of another corporation in which the Company owns shares of capital stock, or of which it is a creditor, against reasonable expenses (including attorneys' fees) actually and necessarily incurred by such person in connection with the defense of any civil, criminal or administrative action, suit or proceeding in which such person is made a party or with which such person is threatened by reason of being or having been or because of any act as a director or officer of the Company within the course of such person's duties or employment, except in relation to matters as to which such person is adjudged to be liable for negligence or misconduct in the performance of such person's duties. The Company may also reimburse any director or officer for the reasonable costs of settlement of any such action, suit or proceeding, if it is found by a majority of a committee composed of the directors not involved in the matter in controversy (whether or not a quorum) that it was in the interests of the Company that such settlement be made and that the director or officer was not guilty of negligence or misconduct. The right of indemnification will extend to the estate, personal representative, guardian and conservator of any deceased or former director or officer or person who would have been entitled to indemnification. Such rights of indemnification and reimbursement will not be deemed exclusive of any other rights to which such director or officer may be entitled under any statute, agreement, vote of shareholders, or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     In the three years preceding the filing of this registration statement, the Company has issued the following securities that were not registered under the Securities Act:

     Pursuant to the terms of a Nonqualified Stock Option Agreement, dated as of April 25, 1996, Timothy Manney exercised his stock option and the Company on
December   , 1996 issued an aggregate of        shares of Common Stock for an
aggregate purchase price of $          to Mr. Manney.

     Pursuant to the terms of a Nonqualified Stock Option Agreement, dated as of April 25, 1996, Douglas Land exercised his stock option and the Company on
December   , 1996 issued an aggregate of        shares of Common Stock for an
aggregate purchase price of $       to Mr. Land.

     Pursuant to an Agreement (the "Acquisition Agreement") among the Company, JF Electra (Mauritius) Limited ("JF Electra"), CBS Complete Business Solutions (Mauritius) Limited ("CBS Mauritius") and Rajendra Vattikuti, on July 19, 1996,
JF Electra acquired a 28% interest in CBS Mauritius. On               , 1997, JF
Electra converted all of its shares of CBS Mauritius into        shares of
Common Stock of the Company.

     The sales and issuances of the shares of the Common Stock discussed above were exempt from registration by virtue of Sections 3(a), 3(b) and 4(2) of the Securities Act.

ITEM 16. EXHIBITS

EXHIBIT
NUMBER                                         DESCRIPTION
-------                                        -----------
  1.1      Form of Underwriting Agreement.
  3.1      Restated Articles of Incorporation of the Company.
  3.2      Bylaws of the Company.
  4.1      See Exhibits 3.1 and 3.2 for provisions of the Restated Articles of Incorporation and Restated Bylaws of the Company defining rights of the holders of Common Stock of the Company.
  4.2      Specimen Stock Certificate.
  5.1      Opinion of Camhy Karlinsky & Stein LLP, counsel to the Company, as to the legality of the shares being registered.
 10.1      Employment Agreement dated December 12, 1996 between the Company and Rajendra B.
           Vattikuti.
 10.2      Employment Agreement dated December 12, 1996 between the Company and Timothy S.
           Manney.
 10.3      Lease dated October 22, 1992 and its seven amendments dated October 1, 1993, June
           14, 1994, June 28, 1994, September 30, 1994, October 14, 1994, August 10, 1995 and
           August 6, 1996, between the Company and Orchard Ridge Office Park Limited
           Partnership.
 10.4      Lease Agreement dated March 26, 1993 between the Company and President of India through the Development Commissioner and Madras, India Lease Letters No.
           MEPZ/Appln/31/84(1) dated September 23, 1986, No. 2 LA (18) 92-EM/2458, No.
           2/28/93-EM/251, No. 2/LA (18) 92-EM/8872, No. 8/25/84 - MEPZ dated January 13, 1992,
           No. 8/25/84 - MEPZ dated May 14, 1985, No. 2 LA (18) 92-EM dated August 3, 1993 from
           Government of India, Ministry of Commerce, Madras Export Processing Zone.
 10.5      1996 Stock Option Plan.
 10.6      Form of Incentive Stock Option Agreement.
 10.7      Nonqualified Stock Option Agreement dated April 25, 1996 between the Company and Dan
           Rankin.
 10.8      Nonqualified Stock Option Agreement dated April 25, 1996 between the Company and
           Douglas S. Land.
 10.9      Nonqualified Stock Option Agreement dated April 25, 1996 between the Company and
           Timothy S. Manney.
 10.10     U.S. License Agreement dated November 3, 1995 between the Company & Andersen
           Consulting LLP, as amended.
 10.11*    Acquisition Agreement, dated as of July 19, 1996 between the Company, JF Electra
           (Mauritius) Limited, CBS Complete Business Solutions (Mauritius) Limited and Raj
           Vattikuti.
 10.12*    Shareholders Agreement dated as of July 19, 1996 between JF Electra (Mauritius)
           Limited, CBS Complete Business Solutions (Mauritius) Limited, Complete Business
           Solutions (India) Private Limited and Raj Vattikuti.
 10.13*    Agreement by and between the Company and NBD Bank.

EXHIBIT
NUMBER                                         DESCRIPTION
-------                                        -----------
 11.1      Statement re Computation of Per Share Earnings.
 21.1      Subsidiaries of Registrant.
 23.1      Consent of Camhy Karlinsky & Stein LLP (included as part of Exhibit 5.1).
 23.2      Consent of Arthur Andersen LLP.
 24.1      Powers of Attorney (included on signature page).
 27.1      Financial Data Schedule.

-------------------------
* To be filed by amendment.

ITEM 17. UNDERTAKING

     The undersigned Registrant hereby undertakes:

          (1) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

          (2) That for purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) of 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

          (3) That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Farmington Hills, State of Michigan, on December 20, 1996.

                                          COMPLETE BUSINESS SOLUTIONS, INC.

                                          By: /s/ RAJENDRA B. VATTIKUTI
                                            ------------------------------------
                                            Rajendra B. Vattikuti
                                            President and Chief Executive
                                              Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below under the heading "Signature" constitutes and appoints Rajendra B. Vattikuti and Timothy Manney, or either of them singly, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any or all amendments to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              SIGNATURE                               TITLE                         DATE
      /s/ RAJENDRA B. VATTIKUTI         President, Chief Executive Officer   December 20, 1996
-------------------------------------   and Director
        Rajendra B. Vattikuti
         /s/ TIMOTHY MANNEY             Executive Vice President of          December 20, 1996
-------------------------------------   Finance and Administration,
           Timothy Manney               Treasurer and Director
          /s/ FRANK STELLA              Director                             December 20, 1996
-------------------------------------
            Frank Stella
          /s/ DOUGLAS LAND              Director                             December 20, 1996
-------------------------------------
            Douglas Land

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                            ON SUPPLEMENTAL SCHEDULE

     We have audited in accordance with generally accepted auditing standards, the consolidated financial statements of Complete Business Solutions, Inc. and subsidiaries included in this Registration Statement and have issued our report thereon dated April 11, 1996. Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements as a whole. The schedule of Valuation and Qualifying Accounts -- Schedule II is presented for purposes of complying with the Securities and Exchange Commission's rules and regulations and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

                                          Arthur Andersen LLP

Detroit, Michigan,
April 11, 1996.

                                                                     SCHEDULE II

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
                       VALUATION AND QUALIFYING ACCOUNTS

                                                                                             DEDUCTIONS -
                                                                   BALANCE AT   CHARGED TO     AMOUNTS      BALANCE AT
                                                                   BEGINNING    COSTS AND    DEEMED TO BE     END OF
       PERIOD ENDED                     DESCRIPTION                OF PERIOD     EXPENSES    UNCOLLECTIBLE    PERIOD
                                                                                 (DOLLARS IN THOUSANDS)
December 31, 1993.........  Allowance for uncollectible accounts      $154         $ 76         $ (168)        $ 62
December 31, 1994.........  Allowance for uncollectible accounts        62          100            (62)         100
December 31, 1995.........  Allowance for uncollectible accounts       100          105            (43)         162
September 30, 1996........  Allowance for uncollectible accounts       162           90            (68)         184

                                 EXHIBIT INDEX

                                                                                       SEQUENTIALLY
EXHIBIT                                                                                  NUMBERED
NUMBER                                    DESCRIPTION                                      PAGE
-------    -------------------------------------------------------------------------   ------------
   1.1     Form of Underwriting Agreement.
   3.1     Restated Articles of Incorporation of the Company.
   3.2     Bylaws of the Company.
   4.1     See Exhibits 3.1 and 3.2 for provisions of the Restated Articles of
           Incorporation and Restated Bylaws of the Company defining rights of the holders of Common Stock of the Company.
   4.2     Specimen Stock Certificate.
   5.1     Opinion of Camhy Karlinsky & Stein LLP, counsel to the Company, as to the legality of the shares being registered.
  10.1     Form of Employment Agreement dated December 12, 1996 between the Company and Rajendra B. Vattikuti.
  10.2     Form of Employment Agreement dated December 12, 1996 between the Company and Timothy S. Manney.
  10.3     Lease dated October 22, 1992 and its seven amendments dated October 1,
           1993, June 14, 1994, June 28, 1994, September 30, 1994, October 14, 1994,
           August 10, 1995 and August 6, 1996, respectfully between the Company and
           Orchard Ridge Office Park Limited Partnership.
  10.4     Lease Agreement dated March 26, 1993 between the Company and President of
           India through the Development Commissioner and Madras, India Lease
           Letters No. MEPZ/Appln/31/84(1) dated September 23, 1986, No. 2 LA (18)
           92-EM/2458, No. 2/28/93-EM/251, No. 2/LA (18) 92-EM/8872, No. 8/25/84 -
           MEPZ dated January 13, 1992, No. 8/25/84 - MEPZ dated May 14, 1985, No. 2
           LA (18) 92-EM dated August 3, 1993 from Government of India, Ministry of
           Commerce, Madras Export Processing Zone.
  10.5     1996 Stock Option Plan.
  10.6     Form of Incentive Stock Option Agreement.
  10.7     Nonqualified Stock Option Agreement dated April 25, 1996 between the
           Company and Dan Rankin.
  10.8     Nonqualified Stock Option Agreement dated April 25, 1996 between the
           Company and Douglas S. Land.
  10.9     Nonqualified Stock Option Agreement dated April 25, 1996 between the
           Company and Timothy S. Manney.
  10.10    U.S. License Agreement dated November 3, 1995 between the Company &
           Andersen Consulting LLP.
 10.11*    Acquisition Agreement, dated as of July 19, 1996 between the Company, JF
           Electra (Mauritius) Limited, CBS Complete Business Solutions (Mauritius)
           Limited and Raj Vattikuti.
 10.12*    Shareholders Agreement dated as of July 19, 1996 between JF Electra
           (Mauritius) Limited, CBS Complete Business Solutions (Mauritius) Limited,
           Complete Business Solutions (India) Private Limited and Raj Vattikuti.
  11.1     Statement re Computation of Per Share Earnings.
  21.1     Subsidiaries of Registrant.
  23.1     Consent of Camhy Karlinsky & Stein LLP (included as part of Exhibit 5.1)
  23.2     Consent of Arthur Andersen LLP.
  24.1     Powers of Attorney (included on signature page).
  27.1     Financial Data Schedule.

-------------------------
* To be filed by Amendment